
Alcon
2001 Corporate Report
Global Vision.
Strategic Focus.

Alcon®
At-A-Glance




$2,401.0
$2,553.6
$2,747.7
1999
2000
2001

Financial & Operating Highlights

(in millions, except share data)

Years ended December 31,	2001	2000	1999
Sales	$2,747.7	$2,553.6	$2,401.0
Cost of goods sold	798.3	749.7	719.1
Selling, general and administrative	953.7	855.8	805.2
Research and development	289.8	246.3	213.1
In process research and development	–	18.5	–
Amortization of intangibles	117.0	86.5	46.4
Operating income	588.9	596.8	617.2
Other income (expense):			
Gain (loss) from foreign currency, net	(4.8)	0.1	10.7
Interest income	46.6	44.1	13.7
Interest expense	(107.7)	(86.3)	(54.4)
Other	(9.1)	–	–
Earnings before income taxes	513.9	554.7	587.2
Income taxes	198.3	223.0	240.3
Net earnings	$ 315.6	$ 331.7	$ 346.9
Basic and diluted earnings per common share	$ 1.05	$ 1.11	$ 1.22
Basic and diluted weighted average common shares	300,000,000	300,000,000	283,973,000

See accompanying notes to consolidated financial statements.

History

Alcon was founded in 1945 when two pharmacists, Robert Alexander and William Conner, opened a small pharmacy in Fort Worth, Texas, combining the first syllables of their last names to call it ALCON. After strong growth, our leadership in the ophthalmic market was well established and in 1977 we were wholly acquired off the New York Stock Exchange by Nestlé S.A. (the world's largest food company). We re-entered the NYSE forty times larger than we left it when we completed an IPO of a portion of our shares on March 21, 2002. Our shares trade under the ticker symbol ACL.

Incorporated in Hünenberg, Switzerland, with our U.S. general office in Fort Worth, Texas, we have operations in more than 75 countries. Our products are sold in more than 180 countries and we have a highly skilled workforce of more than 11,000 employees worldwide. Competing in a large and growing $11 billion market place, our global sales represent 17% of the ophthalmic pharmaceutical market, 43% of the ophthalmic surgical market and 18% of the ophthalmic consumer market, making Alcon the largest specialty ophthalmic company worldwide.

To Our Shareholders,

Following our successful initial public offering on March 21, 2002, I'm delighted to welcome all of our new Alcon shareholders. Your company is an exciting, global enterprise with a long history. We are already the largest and most innovative eye care company in the world: we intend to build on this position and continue to create value for our shareholders.

NYSE: ACL Vision for the Future.

I have often been asked how Alcon has achieved such enviable and steady growth in the past. The answer has always been the same: as a management team and as a company, we are focused on one industry and have a passion for providing innovative products for the highest quality eye care around the world. This focus holds the key to our future growth.

Alcon entered the realm of publicly traded companies with an impressive array of competitive strengths nurtured and developed over the 25 years that we were wholly owned by Nestlé S.A. Ophthalmologists and other eye care professionals are constantly using our extensive portfolio of high-quality pharmaceutical and surgical products. Consumers around the world rely on us for their contact lens care needs. Now, as a public company with common stock traded on the New York Stock Exchange, Alcon looks forward to continuing to serve all our customers with the vision and commitment that have characterized this company since it was founded more than 50 years ago.


WALL ST

We understand customers, value people and reward success.

I joined Alcon in 1971 and since then have been privileged to work with extraordinary people at all levels of this company. I have seen our business grow dramatically. In 2001, our sales reached $2.75 billion — more than twice the global ophthalmic sales of our nearest competitor, 40 times our sales when Nestlé acquired Alcon and 100 times our sales back in 1971. Excluding eye glasses and contact lenses, we offer eye care professionals "one-stop shopping" with products that address the entire range of vision disease and disorders, from cataracts and vitreoretinal pathologies to glaucoma, ocular allergy and ocular infection. Today, Alcon's three product categories — Pharmaceutical, Surgical and Consumer — compete in a large and growing $11 billion market place. We estimate that we have about 17% of the global ophthalmic pharmaceutical market, 43% of the ophthalmic surgical market and 18% of the ophthalmic consumer market. Alcon is the largest participant in the ophthalmic market worldwide.

We believe our growth in sales and profits is the direct result of a company philosophy that values people, rewards success, listens to customers and delights in progress.

Alcon's Research & Development group's investment in intellectual talent, its physical facilities and the financial support it receives are by far the largest in the ophthalmic industry. Approximately 1,100 R&D staff members maintain close working relationships with leading ophthalmologists, university research scientists and other eye care professionals. This dedicated team not only produces original prescription medicines to combat sight-threatening diseases, but also develops innovative surgical equipment and devices of increasingly sophisticated medical technology, as well as providing leadership in developing consumer products.

Our Medical Missions team supplied Alcon products to support more than 800 humanitarian efforts worldwide.

Alcon's production, distribution and equipment servicing facilities permit cost-effective support of our customers throughout the world. In the U.S., Alcon is the first ophthalmic company to establish a direct sales force dedicated exclusively to serving primary care physicians. Primary care doctors are increasingly involved in specialized health care and they have welcomed our ophthalmic sales representatives.

Alcon is a global corporation. We have operations in more than 75 countries and our products are sold in more than 180 nations – in fact, anywhere ophthalmologists practice, an Alcon representative can be found.

Alcon's most fundamental asset is its more than 11,000 skilled employees around the world. We understand how valuable our experienced employees are, and, I am pleased to report, turnover is very low. For the last four years, Alcon has earned a place on Fortune magazine's list of the '100 Best Companies to Work For' in the United States. We are particularly proud to be the highest ranked pharmaceutical company on that list.

Because Alcon is dedicated to the highest quality eye care and the prevention of blindness around the world, we have for many years enthusiastically supported the humanitarian efforts of eye care professionals. Last year, Alcon's Medical Missions team supplied our products free of charge to support more than 800 such projects around the world. Within the United States, we also maintain a Glaucoma Patient Assistance Program, providing products free of charge to patients unable to afford them. In 2001, we provided sight-saving medication for more than 18,000 patients, each of whom had been personally recommended by an ophthalmologist.

Where is Alcon Headed?

For the past 50 years, we have been successful precisely because the company has developed products that ophthalmologists and optometrists have told us they need. Our customers have always driven our research and they will continue to do so. Apart from working to develop better products to treat common eye disorders, we will carry on intensive research into compounds that may cure the most intractable ophthalmic diseases.

World wide, the market for our products continues to grow because of advances in medical technology, improved therapies, increased numbers of ophthalmologists, economic growth in emerging markets and the increasing proportion of older people who have access to health care.

Alcon is in an excellent position to take advantage of these trends because of our close working relationships with the ophthalmologists and other eye care professionals.

We thank our customers for their support and dedication. We appreciate our remarkable employees whose hard work, dedication and creativity have helped us deliver solid results year after year. We affirm our commitment to our shareholders to generate earnings growth and create value over the long term. I am looking forward to reporting to you on our progress during the year ahead.

Sincerely,



Tim Sear
Chairman, President and Chief Executive Officer
Alcon, Inc.
May 31, 2002



Benefits of Focus

At Alcon, we've been working toward one clearly defined goal for decades: to be the best eye care company in the world. Today, Alcon is one of the most recognized and trusted names in eye care, with a comprehensive line of high-quality products to meet virtually every need of the eye care professional. We believe our focus on four key elements has enabled us to become – and will help us remain – the world's leading eye care company:

Knowledge, Innovation, Relationships and Synergy.

Knowledge
Our passion for eye care is unrelenting. Over the years Alcon and its employees have developed a shared knowledge of the industry's scientific processes, regulatory pathways, manufacturing techniques, marketing strategies and business dynamics. With this focused knowledge, we better understand eye physiology and disease, we accelerate the development and registration of new products, we more quickly respond to the needs of our customers and we more effectively anticipate changing consumer preferences.

Innovation
Alcon's heritage of innovation has been central to our success. To build upon our leadership in eye care, we have an unparalleled commitment to Research & Development. We have more than 1,100 people working on our R&D team. No other company in our industry is better positioned to create and take advantage of new developments in vision care. Over the next five years, we plan to invest more than $1.5 billion in R&D as we diligently work to discover, develop and gain approval of the latest advances in eye care. Alcon has a robust research pipeline, which we fully expect to be the key to our growth in the years to come.

Relationships

Alcon focuses on building and maintaining close relationships with eye care professionals around the world to better understand their needs. The knowledge we gain from these relationships allows us to enhance and expand our product offerings and quality. Our relationships with eye care professionals include collaborations on product development, training programs offered at Alcon facilities around the globe, support of ophthalmic research and humanitarian efforts and sales and marketing activities by our team of 2,200 professionals. We have nurtured these types of relationships since our earliest days more than 50 years ago, and our sales force continually forges new relationships with young doctors who will be tomorrow's leaders.

Synergy

Our exclusive focus on eye care also creates important synergies in sales, marketing, manufacturing and research and development. While we operate three product groups – Pharmaceutical, Surgical and Consumer – each of these groups is highly committed to providing eye care professionals with all the tools necessary to improve their patients' vision. By sharing our knowledge, capabilities, resources and relationships across divisional lines, we can better tap into the needs of each eye care specialty and maximize the efficiency of our sales forces.



Surgical Products

Alcon is the undisputed global leader in the manufacture and sale of products used in eye surgery, with 2001 global sales of $1.36 billion and an estimated 43 percent share of the global ophthalmic surgical market. Our surgical business generates almost half of Alcon's total sales and is the basis of the global infrastructure through which we have gained much of our success. Through our network of more than 75 global affiliates, we maintain direct sales and technical service relationships with surgeons and hospitals in virtually every major market around the globe.

Our sales force spends thousands of hours with surgeons in the operating rooms, supporting their surgical techniques, needs and preferences. The up-to-date knowledge derived from this frequent and extensive involvement with physicians allows Alcon to continue to tailor products to doctors' needs and to build on relationships that may have begun years before at an Alcon-sponsored surgical training program.

The breadth and depth of our product offerings and global scope of our business distinguishes Alcon within the industry and leads to our strong leadership position in it. We compete on a global basis in all three major surgical areas: cataract, vitreoretinal and refractive. Within each of these segments, we offer complete lines of the highest quality and most technologically advanced surgical equipment and devices available today. We have dedicated ourselves to developing innovative technologies in our relentless pursuit of new surgical products that improve clinical results and efficiency in the ophthalmic operating room.

With our unmatched global scope and ever-advancing technology platforms, Alcon is positioned to benefit from the demographics of aging populations and economic growth in the developed world and to tap into the unfulfilled needs for eye surgery in developing and emerging markets.

Cataract Surgery. Cataract surgery is one of the most frequently performed surgical procedures in the developed world. Estimates place the number of cataract surgeries performed each year in the United States at 2.5 million, and more than six million outside the United States. The primary cause of cataracts is the natural aging process, although factors such as smoking, extended exposure to intense sunlight and genetics appear to contribute to cataract formation. These factors cause the eye's naturally clear lens to become cloudy, which reduces visual capacity over time. With modern medical technologies, vision deterioration or loss from cataracts is completely reversible, regardless of how long ago the cataract was formed. This is especially important in developing and emerging markets, because there exist large populations with untreated cataracts who could benefit from our products.

Alcon's Series 20000® Legacy® phacoemulsification system is one of the leading cataract surgery systems in the world. Our surveys indicate that more than half the cataract surgery systems in place today are Legacy models, with up to 60 percent of all surgeries in the United States employing our technology. In addition, we estimate that

there are more than 25,000 Alcon cataract systems in place outside the United States today. In 2001, we significantly upgraded the Legacy 20000's performance with the introduction of the AdvanTec™ hardware and software package. The main feature of this package is the NeoSoniX™ nucleus removal technology, which combines traditional linear ultrasound with sonic oscillations to facilitate efficient removal of all types of cataracts. This proprietary oscillatory motion generates virtually no heat and contributes to surgical handpiece efficiency, which makes this technology advance more friendly to the eye and promotes faster recovery.

A hallmark of our cataract business is the AcrySof® intraocular lens, which is the most widely implanted foldable intraocular lens on the market today. The acrylic material used in AcrySof was the first material developed specifically for intraocular lenses and is extremely compatible with eye tissues. The unparalleled success of this lens was marked in 2001 when the ten millionth AcrySof lens was implanted, an event broadcast at the American Academy of Ophthalmology meeting. Our new single-piece version of the AcrySof lens made significant strides in 2001 as it grew to over 40 percent of our


DuoVisc



LADARVISION 4000
Alcon
ACCURUS
by Alcon
ACCURUS
Alcon

total AcrySof® sales for the year. The revolutionary single-piece acrylic design has significant medical advantages over multi-piece versions, including its unique folding and unfolding characteristics and ease of insertion.

Vitreoretinal Surgery. Vitreoretinal surgery is delicate surgery on the retina and in the vitreous in the back of the eye to treat diabetic retinopathy, retinal detachment, trauma, tumors and other abnormalities. Less common than cataract surgery, it is a much longer procedure usually performed in the dark with electronic surgical equipment, lasers and hand-held surgical instruments as well as gases and liquids injected into the eye. We estimate that about 515,000 vitreoretinal procedures were done globally in 2001, with more than 35 percent of those in the United States. However, vitreoretinal surgery is growing 8-10% per year, uses several surgical products and has not experienced significant government price pressure. These factors, plus the influential role vitreoretinal surgeons play in the ophthalmic community, make this an attractive market for us.

Our leading vitreoretinal offering is the Accurus® surgical system, which we believe is used in more than 50 percent of the vitreoretinal surgeries performed worldwide. The Accurus incorporates a unique computer operating system that is highly responsive to the surgeon's needs and integrates all the automated, non-laser surgical functions the surgeon performs. Some Accurus models have dual functionality and can be used to remove cataracts, which is frequently done immediately after the vitreoretinal surgery is completed.

Rounding out our line of vitreoretinal products are the EyeLite® laser, Grieshaber® hand-held microsurgical instruments used to remove membranes and other tissues and repair the retina, light probes to illuminate the surgical area, and various gases and liquids that stabilize the retina during vitreoretinal procedures.

In addition to products used exclusively in one type of surgery, we have a broad portfolio of products used in both cataract and vitreoretinal surgery. Among these are BSS Plus® intraocular solution, which irrigates the surgical field, and our family of viscoelastics, including Viscoat®, ProVisc® and DuoVisc® viscoelastic solutions, which maintain the shape and volume of the eye and its structures and protect surrounding tissues. We also have a complete line of precision knives, needles and cannulas used in all types of surgical procedures. Our unmatched breadth of products and distribution capabilities provides us the unique ability to package all these offerings into Custom Pak® surgical procedure packs. These packs are individually tailored to meet the specific preferences and needs of each surgeon. While these packs are comprised mostly of proprietary Alcon products, we will include other items that the surgeon requests to make his or her operating room more efficient and easier to manage.

Refractive Surgery. Laser vision correction employs a cool laser to sculpt the surface or sub-surface of the cornea to correct most visual refractive errors, including myopia (near sightedness), hyperopia (far sightedness) and both conditions with astigmatism (uneven corneal shape), and offers an alternative to spectacles and contact lenses. Because

patients generally must pay for laser vision surgery themselves, this part of our surgical business is affected by the global economic environment and trends. In 2001 an estimated 2.3 million procedures were performed globally, about the same number that were performed in 2000. About 60% of this total, or 1.3 million surgeries, were performed in the United States, where we collect a per-procedure fee. Industry experts project procedure volumes in the United States to approach two million within the next three-to-five years.

Alcon entered the laser vision correction market in the summer of 2000 when we acquired Summit/Autonomous Technologies, Inc. With this acquisition, we obtained the LADARVision® 4000 excimer laser, which employs one of the most advanced refractive laser systems available today. Its cutting-edge features include active radar eye tracking and true small-beam corneal shaping that improve its accuracy and give it the widest range of refractive correction approved by the U.S. Food and Drug Administration. In addition to the first-rate technology Alcon obtained, the Summit acquisition gave us royalty-free access to certain key patents covering refractive surgery in the United States. Combining these patent rights with the technology advantages of the LADARVision 4000 allows us to receive a premium technology fee for every procedure done in the United States with our laser. Alcon also markets the SKBM™ microkeratome, which is a precision instrument used to create a corneal flap as part of the most frequently performed laser refractive procedure, known as the LASIK procedure.

Pharmaceutical Products

Pharmaceutical Products. From its inception more than 50 years ago, Alcon has committed itself to the discovery and development of specialty pharmaceuticals that address both chronic and acute diseases of the eye. We are committed not just to the treatment of a single eye disease or disorder, such as glaucoma, but to all of the major diseases of the eye including infection, inflammation, allergy, dry eye and macular degeneration. Over the years, Alcon has become the global leader in specialty ophthalmic pharmaceuticals, with the broadest array of products of any company in the industry around the world. With a large sales force covering ophthalmologists, optometrists, pediatricians, allergists and primary care physicians, we are uniquely positioned in the industry to market effectively to all physicians and eye care professionals who might prescribe our eye medications.

With 2001 global sales of $928 million and 17% of the global ophthalmic pharmaceuticals market, we plan to build on our leadership position in this growing market. We are focused on developing more advanced drugs that treat existing diseases and discovering and bringing to market entirely new therapies for currently untreated ones. With these new products and the continuing success of our existing products, we expect pharmaceuticals will play an increasingly important role in our growth in future years.

Glaucoma. Glaucoma is one of the leading causes of blindness in the developed world. It is sometimes called "the silent thief of sight," because it is a pain-free disease that usually advances slowly by deteriorating peripheral vision first. It is caused primarily by an increase in intraocular pressure that eventually damages the optic nerve, resulting in irreversible damage and ultimately permanent blindness if left untreated. Treatments for glaucoma account for almost half of the present market for ophthalmic pharmaceuticals.

Alcon offers a complete portfolio of products to treat glaucoma, including our latest entry, Travatan® ophthalmic solution. A patented prostaglandin analogue, it is one of a new class of compounds to reduce intraocular pressure. Dosed once daily and requiring no refrigeration, this drug provides eye care professionals with a convenient and highly effective choice for treating their glaucoma patients. In addition, Travatan® is the only glaucoma medication to receive U.S. Food and Drug Administration labeling approval for its increased efficacy in black patients, who suffer more frequently and severely from glaucoma and represent approximately 25% of glaucoma patients in the United States. Launched in the United States in March 2001, Travatan® is steadily gaining market share there. After gaining European Union approval in December 2001, it is now approved in 54 countries around the world and has had excellent acceptance in all markets where it has been launched.

In addition to Travatan®, Alcon's line of glaucoma products includes other therapeutic compounds with a long track record of success, including Betoptic S® ophthalmic suspension, Azopt® ophthalmic suspension and Timolol GFS. These products all play

important roles in treating this multi-faceted disease. In this regard, Timolol GFS has an especially attractive profile, because it is the only generic product that can currently be substituted at the pharmacy for the popular glaucoma treatment Timoptic XE* in the United States.

*Timoptic XE is a registered trademark of Merck & Co., Inc.


TRAVATAN®
(travoprost ophthalmic
solution) 0.004%

Infection and Inflammation. Alcon manufactures and markets a broad range of topical eye medications to treat bacterial, viral and fungal eye infections and to control ocular inflammation. Uses range from bacterial conjunctivitis, commonly known as "pink eye," to the surgical arena, where it is used before and after surgery to prevent eye infections.

The key drivers of our success in this area are TobraDex® ophthalmic suspension and Ciloxan® ophthalmic solution. TobraDex has the leading market share for combination ocular anti-infective/anti-inflammatory treatment in the United States. Combination treatment is important because it eliminates the need for the patient to apply two medicines multiple times a day, leading to increased patient compliance. TobraDex is currently the only branded combination product on the U.S. market without a generic equivalent and its patents run to 2007. Ciloxan is a topical solution containing ciprofloxacin, an antibiotic in the fluoroquinolone class, and is effective against a broad spectrum of bacteria, including strains resistant to more than one antibiotic. It is extensively prescribed by primary care physicians and pediatricians in the treatment of pink eye (bacterial conjunctivitis), and is also used to prevent infection before and after surgery.

For many years, we have observed that physicians use our topical ophthalmic products to treat ear infections, partly because there was little else offered for topical treatment. With the licensing of Cipro** HC Otic from Bayer, we used topical ophthalmic technology to enter the otic market. We made this tactical move because there were a number of synergies we could obtain, including capitalizing on our knowledge of the molecule itself, capabilities in formulation and manufacture of topical antibiotics and an already established Primary Care sales force. When launched, Cipro HC Otic became the first combination anti-infective/anti-inflammatory product in 25 years to be approved for the treatment of otitis externa, commonly known as "swimmer's ear." A key part of its success in the market is that physicians increasingly seek to avoid the side effects of systemic antibiotic therapy for localized infection. Cipro HC Otic allows physicians to treat infection and the painful inflammation that accompanies it with a single topically applied medicine that is more convenient for patients and their families.

Allergy. Ocular allergies, known scientifically as allergic conjunctivitis, affect an estimated 20 million in the United States and countless millions in the rest of the world. In recent years, especially after the introduction of effective systemic allergy treatments, the market experienced little growth and innovation. However, when Alcon introduced Patanol® ophthalmic solution in the United States in 1997, its success transformed the ocular allergy market, more than doubling it in the next two years. Patanol received the lion's share of this growth and now has a 57 percent share of the U.S. market. Patanol, which is currently marketed in 29 countries, employs the dual action of an antihistamine and a mast cell stabilizer to provide rapid and continuous relief of allergic conjunctivitis for up to eight hours.

Patanol is the only product in this class to receive U.S. Food and Drug Administration approval for treating both the signs and symptoms of allergic conjunctivitis, and is safe and effective for use in patients as young as three years old. Because systemic

medications do not always reach the eye in sufficient dosage to have a favorable impact, allergists and other physicians frequently prescribe Patanol in addition to systemic medications, especially for people who have severe ocular symptoms. Alcon recently received approval to market Patanol in Europe under the name Opatanol® and is currently seeking approval in Japan.

Generic Pharmaceuticals. We are keenly aware that governments, insurance companies, health maintenance organizations and other third-party payors constantly seek ways to reduce their health care costs. After evaluating the generic pharmaceutical market extensively, we determined that we had the research, regulatory, manufacturing, distribution and marketing capabilities to profitably participate in this growing market. Alcon is the largest manufacturer and marketer of generic ophthalmic pharmaceuticals in the United States. The company sells more than 45 products to treat glaucoma, infection, inflammation, allergy and other conditions.

**Cipro is a registered trademark of Bayer AG, licensed by Bayer AG.


Alcon
TobraDex
(Tobramycin and
Dexamethasone
Ophthalmic
Suspension)
Alcon
Ciloxan
(ciprofloxacin HCl
ophthalmic solution)
0.3% as base
Patanol
Alcon
Patanol
(Olopatadine
Hydrochloride
Ophthalmic
Solution) 0.1%
CIPRO
OTIC
TobraDex


Express
NO RUB
CLERZ
Unique pH
MULTI-PURPOSE SOLUTION
Alcon
Clears Your Lenses While You Wear...
CLERZ plus
Lens Drops

Consumer Products

Consumer Eye Care. Alcon is among the most recognized names in the world for contact lens care and other over-the-counter consumer eye care products. As we do with all our consumer product lines, we base our success on leading edge technology and keen market awareness to anticipate changes in consumer preferences. Our consumer eye care products address most general eye care needs with a comprehensive line of high quality products, including contact lens disinfectant solutions and cleaners, drops that soothe dry eye symptoms and ocular vitamins. Consumer Eye Care sales totaled $462 million in 2001.

These products reach consumers through grocery, drug and general merchandise stores and pharmacies in many countries around the globe, and through vision care specialists' offices in others. However, optometrists, opticians and ophthalmologists are key to our success in this field because they play a vital role in educating consumers and recommending products that offer the highest quality eye care available today. Recognizing this, we work closely with and support these eye care professionals to help them communicate the advantages of our products to their patients. In the United States, we support these efforts with appropriate television and other media advertising to increase consumer awareness of product features and benefits.

Contact Lens Care. We offer a full line of solutions and other products to clean and care for all types of contact lenses made today. We were the first company to fulfill consumer desire for a product that simplifies and shortens the lens cleaning and disinfecting process without the rubbing step when we introduced the No Rub™ formula of Opti-Free® Express® multi-purpose disinfecting solution in the United States. This solution has a patented, triple-action cleaning system that is the first soft lens disinfecting solution cleared by the U.S. Food and Drug Administration for cleaning all lenses without the rubbing step. Eliminating rubbing makes cleaning and caring for contact lenses simpler, more convenient and less expensive. This scientific innovation, supported by effective consumer advertising, drove Opti-Free® Express® No Rub™ to the top of the market in the United States in 2001, with a 24 percent share of the soft lens disinfectant market. Another of our contact lens solutions, Opti-Free®, is the market leader in Japan. We have a strong market presence in many other countries across our contact lens care product line.

Alcon's other contact lens care products include Clerz® Plus lens rewetting drops, which moisten contact lenses during wear and help reduce protein build-up; Opti-Free SupraClens® preservative-free active cleaning solution; and Unique™ pH multi-purpose disinfecting and cleaning solution for rigid gas permeable contact lenses.

Optometrists, opticians and ophthalmologists are key to our success in this field because they play a vital role in educating consumers and recommending products that offer the highest quality eye care available today.

Dry Eye. Dry eye is a condition caused either by a deficiency in tear pro-duction or the excessive evaporation of tears. Because dry eye is associated with aging, hormonal changes, environmental pollution, computer use and even certain ophthalmic surgical procedures, the number of people suffering from dry eye symptoms grows each year. Alcon's dry eye products compete in the premium sector of the market and base their success on quality science combined with an appreciation of consumer preferences.

Our flagship U.S. brand, Tears Naturale® Forte lubricant eye drops, employs Trisorb™ triple demulcent system, an exclusive polymer system that adheres to the eye and maintains moisture in the eye longer. It contains a proprietary preservative called Polyquad®, which is extremely gentle to the eyes of patients who suffer from dry eye syndrome.

Alcon also has developed an artificial tear product designed for people suffering from severe and chronic dry eye symptoms. Bion® Tears lubricant eye drops are specially formulated with zinc and bicarbonate – two essential components of natural tears – to more closely resemble the composition of human tears.

Ocular Vitamins. Many people in the world have been brought up with the knowledge that eating carrots is good for vision. This is true because carrots contain a substance called beta-carotene, which has been shown to be beneficial to vision. However, few people are aware that several other vitamins and minerals have recently been shown to improve eye health, including lutein, zeaxanthin, zinc and anti-oxidants.

Our commitment to general eye care led us to acquire an eye vitamin product in 1999 called ICaps®. After being reformulated to include some new vitamins and minerals, it is now one of the most advanced eye vitamin products on the market. Anti-oxidants, including vitamins A, C and E and copper and zinc minerals, are key components of ICaps. Products containing these vitamins and minerals have been shown in clinical trials to reduce the risk of progression of age-related macular degeneration. Increasing consumer awareness of these effects, especially among older segments of the population, is helping this market grow.


STERILE
Bion Tears
LUBRICANT
EYE DROPS
IMPROVED
ICaps
LUTEIN & ZEAXANTHIN Formula
ICaps
LUTEIN & ZEAXANTHIN Formula
PROMOTES HEALTHY EYES
DIETARY SUPPLEMENT
Alcon
STERILE
Tears Naturale Free
LUBRICANT
EYE DROPS

Research & Development
Focused on the Future

Research & Development is the lifeblood of our company and the foundation of our future success. Every day our 1,100 dedicated R&D professionals, including more than 270 Ph.D.s, M.D.s and O.D.s, come to work with one goal in mind: to discover how to improve vision and prevent diseases of the eye that can lead to blindness. In terms of people, investment and facilities, Alcon has the largest commitment of any company in the world to ophthalmic research. Over the next five years, we plan to invest more than $1.5 billion in research and development in our never-ending search for new medications, surgical devices and treatments for diseases and disorders of the eye.

What are the benchmarks of research success? One key measure is the percentage of sales derived from new products. The past decade has been a fertile period for Alcon's R&D. In 2001, approximately 45 percent of Alcon's total sales came from products we developed and introduced since 1994.

Another important benchmark is the ability to lead the industry in registering new products. Over the past decade, Alcon has had twice as many new drug approvals as our next ophthalmic competitor. Moreover, we obtained them faster on average than the industry as a whole. We have also registered more than 2,000 individual products in more than 150 countries around the world.

A third standard is the breadth and duration of a company's patent estate. By the end of 2001, Alcon held more than 2,250 patents and more than 1,350 pending patents, with less than six percent of 2001 product sales subject to patent expiration in the next five years. By all of these measures, Alcon has demonstrated its ability to transfer our passion for ophthalmic research and science into commercial success.

Alcon's drive to innovate means we are always focused on the future. We intend to improve upon therapies available today as well as develop entirely new treatments for diseases and conditions that are not effectively addressed today. We have a deep and rich product pipeline in all our product segments, which we summarize in the following paragraphs.

Pharmaceutical. We are currently in Phase III clinical trials on several important new drugs. If and when they are approved, they will enhance our product mix for many years to come. We expect moxifloxacin to replace Ciloxan® ophthalmic solution and bring added benefits to the ocular infection area because of its potentially broader spectrum and its increased tissue absorption. CiproDex* suspension for ocular and otic infection and inflammation will complement TobraDex® ophthalmic suspension by offering physicians a combination anti-infective/anti-inflammatory based on a broad spectrum antibiotic from the fluoroquinolone class of antibiotics. We are also seeking approval of this medication to treat ear infections, including otitis media. Patanol® Plus ophthalmic solution for ocular allergy will bring added convenience to people who suffer

from ocular allergies because this new formulation will only need to be applied once a day.

One of our most interesting products in development is anecortave acetate for the treatment of age-related macular degeneration (AMD), the leading cause of blindness in the developed world. Preliminary results of clinical studies have demonstrated anecortave acetate's effectiveness in maintaining or improving functional vision, with no significant side effects of treatment. The drug is currently in Phase II studies. We expect to move into Phase III in the near future and are targeting approval in early 2005. Industry experts have projected a multi-billion dollar potential market for AMD treatments within the next five years. This represents a significant potential market for us, as no pharmaceutical therapies have been approved to treat this disabling disease and existing laser procedures are of limited effectiveness.

Surgical. Our strong pipeline of surgical products extends across all three areas of surgery: cataract, vitreoretinal and refractive. Products in late-stage development include the Infiniti™ cataract system, which will be launched in early 2003. This system will include numerous innovations, including the revolutionary technology of the Aqualase™ liquifractive device for cataract removal. In 2002, Alcon also plans to introduce product enhancements for the Accurus® surgical system that incorporates advanced multi-function capabilities and significant improvements in the surgical feel and touch of the system. We also expect to expand the AcrySof® line of intraocular lens over the next several years. This planned expansion includes a version that blocks high frequency visible blue light to better protect the retina, and a true, high-quality multifocal intraocular lens that can reduce or eliminate the need for eyeglasses following cataract surgery.

After the close of the year, the U.S. Food and Drug Administration (FDA) accepted for filing our Pre-Market Application for wavefront guided ablation for refractive surgery, making Alcon the first company in the industry to have its application for this technology accepted for filing by the FDA. This system, called CustomCornea®, involves using our LADARWave™ wavefront measurement device to drive the LADARVision® 4000 laser to customize each procedure to the individual patient's personalized refractive profile. We have targeted a late 2002 or early 2003 approval and launch of this innovative technology.

Consumer Eye Care. We base our development of new consumer eye care products on sound science to enhance the standard of consumer eye care and to meet changing consumer preferences. We are developing an improved preservative for all our contact lens care products that is expected to enhance comfort in even the most sensitive of eyes. To maintain the market advantage of Opti-Free® Express® multi-purpose disinfecting solution for contact lenses, we will enhance its cleaning system and bring added convenience to the consumer without compromising safety.



Alcon has been the leader in ophthalmic research in the past and our commitment is to remain the leader into the future. We believe the products highlighted above and those expected to come out of our laboratories in coming years will be integral to our ongoing efforts to improve visual health and function and to reduce the incidence of blindness and ocular disease around the world.

*CiproDex is a registered trademark of Bayer AG and is licensed by Bayer AG.



Manufacturing & Technical Support
A Strategic Global Process

Alcon's wide array of products encompasses more than 10,000 unique items, from contact lens care solutions and ethical drugs to intraocular lenses and refractive lasers. To ensure that every ophthalmic product we make meets the highest quality standards, Alcon has built a global manufacturing capability committed to continuous improvement. To reduce overall costs, we have built a Manufacturing and Technical Support group that provides efficient services, including constructing factories, purchasing materials, manufacturing products, providing quality assurance, processing orders, and delivering finished goods to their final destinations around the world.

Today, Alcon operates 17 manufacturing facilities strategically located in nine countries. Our pharmaceutical and medical device manufacturing plants are state of the art. Our people are among the best and most experienced people in the industry. Our 4,300 manufacturing employees have one of the lowest turnover rates in the industry. The dedication and expertise of our employees helps us enhance manufacturing quality and efficiency while controlling costs.

To maintain excellent standards of regulatory compliance, our Quality Assurance group monitors and tests products, processes and procedures on a continuous basis at every Alcon manufacturing site throughout the world. The Quality Assurance process is in place from the moment raw materials are delivered until well after the expiration date of each production batch.

This group also oversees Alcon's adoption of ISO 9001 standards. These stringent standards require developing quality management systems that promote consistent quality in products and services. Meeting the standards, attaining ISO 9001 registration and winning authorization to use the CE mark have improved our business and quality systems and reduced operating costs. The CE mark allows products to be marketed in a number of countries with minimal regulatory review once it has been accepted and registered by one participating country.

Purchasing, Customer Service and Distribution are also part of the MTS group. This ensures that raw materials are available when required by manufacturing plants, that product is shipped in a timely manner and that customers receive what they order when they need it, no matter where they are.

Alcon also controls costs and enhances quality by having a team of engineers who coordinate all company construction – of plants, of research centers and of office space. This group of experts deals with local regulatory officials and contractors to ensure that all Alcon facilities are built to our specifications, will pass regulatory inspections and operate efficiently.

While quality is paramount, efficiency is also important in the manufacturing process. Each facility has continuous improvement programs to reduce costs and improve quality through cycle-time reductions, efficiency improvements and automation.

Our flexible strategy is focused on making the best use of our assets. Alcon's leadership team constantly monitors business needs and is set to continue expansion and adjustment of manufacturing sites as necessary. Our efforts have helped reduce the cost of manufactured goods sold as a percentage of sales over the past five years.

Humanitarian Services
Helping Global Vision

As the global leader in eye care, we believe we have a responsibility to bring ophthalmic products to those who otherwise would not have access to them. This commitment to humanitarian efforts is longstanding and deeply felt by people throughout our company. Each year, tens of thousands of people suffering from blindness or other serious vision problems benefit from the programs we support throughout the world.

In 2001, we supported more than 800 humanitarian efforts involving some 2,500 volunteer eye care professionals. Using products provided by Alcon without charge, these eye care professionals performed 24,000 charitable cataract procedures in 83 countries during the year.

For nearly four decades, our Medical Missions Program has been an industry leader in support of ophthalmic foreign missions. Each year, Alcon supplies millions of dollars worth of drugs and devices to assist eye-care specialists who volunteer their time and skills. Our long-standing commitment to these missions encourages physicians worldwide to participate in volunteer efforts.

For more than 20 years, Alcon has been one of the largest contributors of ophthalmic products to ORBIS, the flying eye hospital, to support its mission of providing ophthalmic education and skills transfer between countries. Since the early 1980s, Alcon has also supported Mercy Ships, which offers ophthalmic services on board its fleet of hospital ships.

Similarly, within the United States, our Glaucoma Patient Assistance Program provided free Alcon glaucoma medications to more than 18,000 patients in 2001. This U.S. program further demonstrates Alcon's heart-felt philosophy of saving sight for those in need. Since the mid-1960s, we have made Alcon glaucoma medications available at no charge to patients who have no insurance reimbursement and cannot otherwise afford these sight-saving drugs.

Each year, tens of thousands of people suffering from blindness or other serious vision problems benefit from our humanitarian programs throughout the world.




Alcon
Corporate Headquarters
U.S. General Office
Country Main Office
Manufacturing
Other Office / Branch
Research & Development
Fort Worth
Reno
Houston
Orlando
Hamilton
Honolulu
Mexico City
San Juan
Caracas
Panama City
Bogotá
Quito
Lima
São Paulo
Santiago
Buenos Aires



Hünenberg
St. Petersburg
Moscow
Minsk
Kiev
Warsaw
Copenhagen
Budapest
Bucharest
Istanbul
Milan
Madrid
Lisbon
Cairo
Jeddah
Yekaterinburg
Almaty
New Delhi
Karachi
Ahmedabad
Dhaka
Bangalore
Madras
Chengdu
Chongqing
Wuhan
Hangzhou
Shanghai
Hong Kong
Taipei
Hanoi
Bangkok
Ho Chi Minh
San Juan, Metro Manila
Kuala Lumpur
Singapore
Jakarta
Asahikawa
Morioka
Sendai
Omiya
Tokyo
Yokohama
Shizuoka
Niigata
Nagoya
Kanazawa
Fukuoka
Osaka
Matsuyama
Okayama
Kumamoto
Kagoshima
Frenchs Forest, NSW
Auckland

Alcon, Inc. Directors*:

Timothy R.G. Sear, Chairman
Peter Brabeck-Letmathe, Vice-Chairman
Werner Bauer
James I. Cash, Jr.
Francisco Castañer
Lodewijk J.R. de Vink
Philip H. Geier, Jr.
Wolfgang H. Reichenberger

Alcon, Inc. Officers:

Timothy R.G. Sear, President and Chief Executive Officer
Michèle Burger, Secretary and General Counsel
Guido Koller, Senior Vice President (Direktor)
Stefan Basler, Attorney-in-Fact (Prokurist)
Martin Schneider, Attorney-in-Fact (Prokurist)

Officers of Other Alcon Affiliates:

James A. Arno, Ph.D., Vice President, Intellectual Property Law/R&D Counsel
Frederic G. Baldowsky, Vice President, International Tax Counsel
Merrill E. Barden, Vice President, Purchasing and Facilities
William K. Barton, Vice President/General Manager, Surgical
David A. Bass, Vice President, Treasurer, Global Operations
Keith R. Bell, Vice President, Quality Assurance, Surgical Operations
G. André Bens, Ph.D., Senior Vice President, Global Manufacturing and Technical Support
Michael V. Bergamini, Ph.D., Vice President, Pharmaceutical Development, R&D
Steven E. Bott, Vice President, Refractive R&D
Robert W. Brobst, Ph.D., Vice President, Information Technology and Chief Information Officer
Kevin J. Buehler, Vice President/Regional Manager, LACAR
Karen A. Burdack, Vice President, Associate General Counsel, International Counsel
William R. Burns, Vice President, Global Marketing - Consumer Products
Gerald D. Cagle, Ph.D., Senior Vice President, Research & Development
Thierry Clidière, Area Vice President, EURMEA
Larry J. Coben, Ph.D., Vice President, Process Development, R&D
Carlos A. Coscia, Vice President, Western Europe/North Africa
Bruno Dacquay, Vice President, Surgical Instrumentation, R&D
Louis M. DeSantis, Jr., Ph.D., Vice President, Product Support, Pharmaceuticals R&D
Edwin D. Dorsey, Ph.D., Vice President, Analytical Chemistry, R&D
William D. Fairbairn, Vice President, Regulatory Affairs
Phillip W. Fox, Vice President, Corporate Quality Assurance
Gareth E. Glaser, Vice President, U.S. Taxes and Associate General Tax Counsel

Robert B. Hackett, Ph.D., Vice President, Biological Sciences, R&D

*Directors of Alcon, Inc. have been in place since March 21, 2002

Michael B. Hemric, Vice President/General Manager, Consumer Products, Falcon and Managed Care
Joseph W. Hiddemen, Ph.D., Vice President, Preclinical Sciences, R&D
Helmut W. Horchler, Area Vice President, Canada/Australasia/Far East
Dwight D. Horton, Vice President, Finance, Global Operations
Kurtis C. Klein, Vice President, Global Marketing - Pharmaceutical Products
Bradford W. Kling, Vice President, Corporate Audit
Kathleen A. Knight, Vice President, Associate General Counsel/Assistant Secretary
Evan P. Kyba, Ph.D., Vice President, Pharmaceutical Products Research, R&D
Kenneth F. Lickel, Vice President/General Manager, Operations, Irvine
Douglas A. MacHatton, Vice President, Investor Relations
Scott A. Manning, Vice President/General Manager, Pharmaceutical
Donald I. Martin, Vice President, Manufacturing, Orlando Operations
Thomas O. McDonald, Ph.D., Vice President, Therapeutic Research, R&D
Edward D. McGough, Vice President/General Manager, Manufacturing Operations, Fort Worth
Charles E. Miller, Sr., Senior Vice President, Finance and Chief Financial Officer
Thomas C. Mitchell, Vice President/Controller, Human Resources
George P. Morey, Vice President, Administration and Services, R&D
Marvin J. Morrison, Vice President, U.S. Sales, Consumer Products
James T. Murphy, Vice President, Engineering
William J. Murrah, Jr., Vice President, Finance, U.S. Operations
Jack M. Panoyan, Vice President, Manufacturing, Pharmaceutical Operations
Anilbhai S. Patel, Ph.D., Vice President, Research Surgical Products, R&D
Richard L. Patterson, Vice President/General Manager, Operations, Sinking Spring
Fred J. Pettinato, Senior Vice President, International Operations
George H. Pettit, Vice President, Refractive R&D
Cary R. Rayment, Senior Vice President, United States Operations
J.W. Richardson, Vice President, Manufacturing, Surgical Operations
Antonio M. Rico, Vice President/Controller, LACAR/Canada
Jerry L. Risser, Vice President, Compensation/Benefits
Stella M. Robertson, Ph.D., Vice President, Pharmaceutical Products, R&D
Alex Sacharoff, Vice President, Refractive R&D
Barry A. Schlech, Ph.D., Vice President, Pharmaceutical Technology, R&D
Daniel L. Schneiderman, Vice President, U.S. Customer Service/Distribution
Timothy R.G. Sear, Chairman of the Board, Chief Executive Officer, and President
John W. Sheets, Jr., Ph.D., Vice President, Surgical IOL, R&D
Michael A. Southard, Vice President, Global Marketing - Surgical Products
Robert J. Stevens, Vice President, Surgical Products, R&D
Ralph P. Stone, Ph.D., Vice President, Consumer Products, R&D
Marvin Sulak, Vice President, Senior Tax Adviser
Nick G. Tsumpis, Vice President, Information Technology, Technical Services
Barry F. VanDuzee, Ph.D., Vice President, International Development, R&D
John A. Walters, Vice President, Human Resources
William J. Weir, Vice President, U.S. Sales, Surgical Products
Elaine E. Whitbeck, Vice President, Associate General Counsel/Assistant Secretary

Sarah S. Wilson, Vice President/General Manager, Operations, Houston
Jeffery E. Yale, Vice President, U.S. Sales, Pharmaceutical Products
John M. Yanni, Ph.D., Vice President, Pharmaceutical Research, R&D

Alcon Executive Management
Building Strategic Relationships

Andre Bens, Ph.D.
Senior Vice President
Global Manufacturing and Technical Support
Alcon Manufacturing, Ltd.

Gerald Cagle, Ph.D.
Senior Vice President
Research & Development
Alcon Research, Ltd.

Fred Pettinato
Senior Vice President
International Operations
Alcon Laboratories, Inc.

Charles Miller
Senior Vice President
Finance and CFO
Alcon Laboratories, Inc.

Tim Sear
Chairman, President, and Chief Executive Officer
Alcon, Inc.

Cary Rayment
Senior Vice President
U.S. Operations
Alcon Laboratories, Inc.



Alcon® 2001 Corporate Report
Financial Statements

32 Management's Discussion and Analysis
of Financial Condition and Results of Operations
44 Cautionary Note Regarding Forward-Looking Statements
45 Independent Auditors' Report
46 Consolidated Balance Sheets
47 Consolidated Statements of Earnings
48 Consolidated Statements of Shareholders' Equity
and Comprehensive Income
49 Consolidated Statements of Cash Flows
50 Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" on page 44 of this report for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview of Our Business

General

We develop, manufacture and market pharmaceuticals, surgical equipment and devices and contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses and have grown our annual sales from $82 million to over $2.7 billion primarily as a result of internal development and selected acquisitions.

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers. Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (e.g., prescription ophthalmic drugs); (ii) surgical equipment and devices (e.g., cataract, vitreoretinal and refractive); and (iii) contact lens care (e.g., disinfecting and cleaning solutions) and other vision care products (e.g., artificial tears). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, governments and individuals.

Market Environment

Demand for health care products and services is increasing in established markets as a result of the aging of the population and the emergence of new drug therapies and treatments for previously untreatable conditions. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than economic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert

pressure on the prices of health care products and services. These cost-containment efforts vary by jurisdiction.

In the United States, government policies and the influence of managed care organizations continue to impact the pricing of health care products and services. In an effort to control Medicare costs, the United States government implemented reimbursement ceilings on cataract surgery in 2000 resulting in increased price sensitivity by hospitals and surgery centers that perform cataract procedures. Also under consideration is the addition of a prescription drug benefit program under Medicare, which, if approved, would present opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon

Pharmaceuticals Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on revenues in 2001. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors and are competitively priced.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments are requiring price reductions. The economic integration by European Union members and the introduction of the euro are also impacting pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries. In Latin America, where there is less government reimbursement of health care costs, many of our products are paid for by private health care systems covering a small portion of the population. As a result, economic conditions in this region have a significant impact on prices and demand for health care products and services. For example, we have recently experienced a decline in sales in Argentina, one of our largest markets in the region, as a result of economic conditions in that country. In most of the countries in Asia, average income levels are low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, many Asian countries have rebounded from the economic crisis of 1997 and 1998 and demand for our products in this region has been rising. By contrast, Japan, which has extensive private and government reimbursement for health care costs, has not seen significant efforts to control prices despite experiencing a combination of flat economic growth and an aging population. However, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there.

Currency Fluctuations

Our products are sold in over 180 countries, and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro and Japanese yen. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets which are

denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amount denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk. Our Japanese and South African subsidiaries purchase goods from some of our subsidiaries in U.S. dollars and hedge a portion of these intercompany liabilities using forward contracts. We have not experienced significant gains or losses as a result of these hedging activities.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our sales and profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our sales and profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 1999, 2000 and 2001. During 1999 and 2000, the negative currency impact was primarily due to the increase in the value of the U.S. dollar versus the major European currencies. During 2001, the primary cause of the negative currency impact was the strengthening of the U.S. dollar against the major European currencies and the Japanese yen, with lesser negative impacts relating to the Canadian, Australian and Brazilian currencies. We expect the currency devaluation and weak economic conditions in Argentina to have a negative impact on our revenues and profits in Argentina in 2002. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses
We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and contact lens care and other vision care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and United States managed care organizations. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation, demographic trends and relationships with surgeons. We believe that our innovative and leading technology, the strong relationships we establish by supporting physician training and our ability to package a broad range of proprietary products into customized surgical procedure packs, tailored to each surgeon's preference, are the keys to our success in these product categories. Declining government reimbursements for cataract procedures continually puts pressure on our prices. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by general economic conditions. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we anticipate charging a technology fee upon the introduction of our LADARWave™ Custom Cornea® Wavefront System when it is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties to licensors and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment

depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our contact lens care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. The largest portion of these costs is salary for sales and marketing staff. During the first half of 2002, we expect to incur additional marketing expenses related to the launch of TRAVATAN® in Europe and higher TRAVATAN® marketing expenses in the United States than were incurred in the first half of 2001.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During 2000 and 2001, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to our acquisitions and the licensing of intangible assets. Effective July 7, 2000, we acquired Summit for a total purchase price of $948.0 million, which resulted in intangible assets of $954.5 million that we will amortize over their estimated useful lives.

We expect to incur a one-time $22.4 million charge to operating income during the first quarter of 2002 related to the conversion of an employee deferred compensation plan.

We made a CHF 2.1 billion (or approximately $1.23 billion) dividend payment to Nestlé on March 20, 2002 in connection with Alcon's initial public offering of common shares as discussed in Note 1 to the Consolidated Financial Statements. This payment was funded by the liquidation of cash equivalents as well as additional short-term borrowings. The decrease in cash, liquidation of cash equivalents and increase in short-term borrowings will reduce our interest income and increase our interest expense following this payment. Using the average interest rates for 2001, the dividend payment to Nestlé would decrease annual interest income by approximately $37.6 million and increase annual interest expense by approximately $17.0 million from comparable amounts in 2001.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements prepared under U.S. GAAP.

				As a % of Sales		
(in millions, except percentages)	1999	2000	2001	1999	2000	2001
United States	$1,263.2	$1,333.4	$1,464.6	52.6%	52.2%	53.3%
International	1,137.8	1,220.2	1,283.1	47.4	47.8	46.7
Total sales	2,401.0	2,553.6	2,747.7	100.0	100.0	100.0
Costs of goods sold	719.1	749.7	798.3	30.0	29.4	29.1
Gross profit	1,681.9	1,803.9	1,949.4	70.0	70.6	70.9
Selling, general and administrative	805.2	855.8	953.7	33.5	33.5	34.7
Research and development	213.1	246.3	289.8	8.9	9.6	10.5
In process research and development	–	18.5	–	–	0.7	–
Amortization of intangibles	46.4	86.5	117.0	1.9	3.4	4.3
Operating income	617.2	596.8	588.9	25.7	23.4	21.4
Gain (loss) from foreign currency, net	10.7	0.1	(4.8)	0.4	0.0	(0.2)
Interest income	13.7	44.1	46.6	0.6	1.7	1.7
Interest expense	(54.4)	(86.3)	(107.7)	(2.3)	(3.4)	(3.9)
Other, net	–	–	(9.1)	–	–	(0.3)
Earnings before income taxes	587.2	554.7	513.9	24.4	21.7	18.7
Income taxes	240.3	223.0	198.3	10.0	8.7	7.2
Net earnings	$ 346.9	$ 331.7	$ 315.6	14.4%	13.0%	11.5%

The following table sets forth, for the periods indicated, our sales and operating profit by business segment under IAS.

				As a % of Sales		
(in millions, except percentages)	1999	2000	2001	1999	2000	2001
ALCON UNITED STATES:						
Pharmaceutical	$ 455.5	$ 513.9	$ 582.9	36.1%	38.5%	39.8%
Surgical	562.9	589.2	639.7	44.6	44.2	43.7
Contact lens care and other vision care	244.8	230.3	242.0	19.3	17.3	16.5
Total sales	$1,263.2	$1,333.4	$1,464.6	100.0%	100.0%	100.0%
Operating income[1]	$ 557.2	$ 519.6	$ 571.1	44.1%	39.0%	39.0%

Sales and operating profit by business segment under IAS (Continued)

(in millions, except percentages)	1999	2000	2001	As a % of Sales 1999	2000	2001
ALCON INTERNATIONAL:						
Pharmaceutical	$ 324.1	$ 322.3	$ 344.9	28.5%	26.4%	26.9%
Surgical	597.2	674.7	718.0	52.5	55.3	55.9
Contact lens care and other vision care	216.5	223.2	220.2	19.0	18.3	17.2
Total sales	$1,137.8	$1,220.2	$1,283.1	100.0%	100.0%	100.0%
Operating income(1)	$ 328.0	$ 380.1	$ 402.6	28.8%	31.2%	31.4%

(1) Segment performance is measured based on sales and operating income reported in accordance with IAS. The principal differences between the IAS accounting policies used to generate segment results and our overall accounting policies under U.S. GAAP include differences in intangible asset cost and lives and in-process research and development (expensed for U. S. GAAP but not for IAS). Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, Alcon International's sales and our consolidated sales by product category, and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States' sales are in U.S. dollars, and therefore it does not experience any currency translation gains or losses.

(in millions, except percentages)	1999	2000	Change	Change in Constant Currency	2000	2001	Change	Change in Constant Currency
ALCON INTERNATIONAL:								
Pharmaceutical	$ 324.1	$ 322.3	(0.6)%	5.6%	$ 322.3	$ 344.9	7.0%	13.5%
Surgical	597.2	674.7	13.0	17.9	674.7	718.0	6.4	14.2
Contact lens care and other vision care	216.5	223.2	3.1	7.2	223.2	220.2	(1.3)	6.3
Total sales	$1,137.8	$1,220.2	7.2	12.4	$1,220.2	$1,283.1	5.2	12.5
TOTAL:								
Pharmaceutical	$ 779.6	$ 836.2	7.3	9.9	$ 836.2	$ 927.8	11.0	13.5
Surgical	1,160.1	1,263.9	8.9	11.3	1,263.9	1,357.7	7.4	11.6
Contact lens care and other vision care	461.3	453.5	(1.7)	0.1	453.5	462.2	1.9	5.7
Total sales	$2,401.0	$2,553.6	6.4 %	8.8%	$2,553.6	$2,747.7	7.6%	11.1%

Year ended December 31, 2000 Compared to Year Ended December 31, 2001

Sales

Sales increased 7.6% from $2,553.6 million in the year ended December 31, 2000 to $2,747.7 million in 2001, mainly due to a weighted growth of 9.2% in unit volume (excluding the Summit acquisition) and offset in part by a 3.5% negative currency impact

due to the strength of the U.S. dollar compared to most major currencies. At a constant exchange rate and excluding the impact of the Summit acquisition, sales increased by 9.5% during this period. Our pharmaceutical sales during this period experienced growth of 11.0%, driven by increased sales of our key pharmaceutical products and the launch of TRAVATAN®. Sales of surgical products and contact lens care and other vision care products grew 7.4% and 1.9%, respectively, during the period. Our surgical sales for the year ended December 31, 2001 included twelve months of sales of refractive products and related fees while our surgical sales for 2000 only included sales of refractive products from July 7, 2000 to December 31, 2000, as a result of the Summit acquisition.

Sales by Alcon United States increased 9.8% from $1,333.4 million in the year ended December 31, 2000 to $1,464.6 million in 2001, principally from increases in unit volume (excluding the Summit acquisition) and a 2.4% increase in sales as a result of the Summit acquisition. Pharmaceutical sales by Alcon United States increased 13.4% from $513.9 million in the year ended December 31, 2000 to $582.9 million in 2001, with strong performance across major products, including TobraDex®, Patanol®, Ciloxan® and Cipro®

HC Otic, and the launch of TRAVATAN®. Surgical product sales by Alcon United States rose 8.6% from $589.2 million in the year ended December 31, 2000 to $639.7 million in 2001, mainly due to the Summit acquisition, but partially offset by weaker refractive sales during the second half of 2001, and growth of 3.4% in sales of cataract and vitreoretinal products, mostly arising from increases in market share. Contact lens care and other vision care product sales by Alcon United States increased 5.1% from $230.3 million in the year ended December 31, 2000 to $242.0 million in 2001. Most of this growth in contact lens care product sales resulted from market share gains by OPTI-FREE® EXPRESS® NoRub™, partially offset by declines in sales of our daily and enzymatic contact lens care products.

Sales by Alcon International increased 5.2% from $1,220.2 million in the year ended December 31, 2000 to $1,283.1 million in 2001, mainly due to a strong increase in unit volumes (excluding the Summit acquisition) that was largely offset by a 7.4% decline due to negative currency fluctuations from the strengthening of the U.S. dollar against most major currencies. At a constant exchange rate and excluding the Summit acquisition, sales outside of the United States increased 11.8%, driven largely by growth across all major European countries, Canada, Taiwan and Brazil in addition to developing countries in Eastern Europe and Asia. Pharmaceutical sales by Alcon International increased 7.0% (or 13.5% excluding the impact of currency fluctuations) from $322.3 million in the year ended December 31, 2000 to $344.9 million in 2001, mainly due to the registration and launch of Azopt® in additional countries and to a lesser extent due to growth in sales of TobraDex®. Surgical product sales by Alcon International increased 6.4% (or 14.2% excluding the impact of currency fluctuations) from $674.7 million in the year ended December 31, 2000 to $718.0 million in 2001 as a result of increases in sales of cataract products, particularly AcrySof® single-piece intraocular lenses, Custom Paks® and viscoelastics, which are viscous liquids used to maintain the shape of the eye during cataract surgery, and vitreoretinal products, together with additional sales associated with our acquisition of Summit, which accounted for almost half of the growth. Contact lens care and other vision care products sales by Alcon International declined 1.3% (but would have risen 6.3% on a constant currency basis) from $223.2 million in the year ended December 31, 2000 to $220.2 million in 2001 reflecting negative currency fluctuations, which were largely offset by increased sales of OPTI-FREE® multi-purpose disinfecting solution in Japan. In most markets outside of Japan, the contact lens care market declined as consumers continued to convert to frequent replacement lenses and one-step multi-purpose disinfecting solutions which sharply reduced sales of enzymatic and other daily cleaners.

Gross Profit

Gross profit increased 8.1% from $1,803.9 million in the year ended December 31, 2000 to $1,949.4 million in 2001, resulting in an increase in gross profit as a percentage of sales from 70.6% in the year ended December 31, 2000 to 70.9% in 2001. This increase in gross margin was due mainly to strong sales of our pharmaceutical products and intraocular lenses and lower average manufacturing costs per unit, which offset the

negative currency impact of the strengthening of the U.S. dollar during the last three quarters of 2001.

Operating Expenses

Selling, general and administrative expenses increased 11.4% from $855.8 million in the year ended December 31, 2000 to $953.7 million in 2001. This increase was due mainly to an increase in the size of our sales force, principally in the second half of 2001, in connection with the launch of TRAVATAN® and other expenses related to this launch and more frequent use of direct-to-consumer advertising campaigns. Research and development expenses increased 17.7% from $246.3 million in the year ended December 31, 2000 to $289.8 million in 2001, excluding our write-off of in-process research and development of $18.5 million in 2000 as a result of the Summit acquisition. This increase represents continued investment across all major therapeutic areas. Amortization of intangible assets increased 35.3% from $86.5 million in the year ended December 31, 2000 to $117.0 million in 2001. Amortization of intangible assets arising as a result of the acquisition of Summit (totaling approximately $36.0 million in 2000 and $72.0 million in 2001) is primarily responsible for this increase.

Operating Income

Operating income decreased 1.3% from $596.8 million in the year ended December 31, 2000 to $588.9 million in 2001 and decreased as a percentage of sales from 23.4% to 21.4% mainly due to increased selling expenses, research and development expenses and amortization.

Alcon United States business segment operating income increased 9.9% from $519.6 million in the year ended December 31, 2000 to $571.1 million in 2001. This increase was due mainly to improved gross margins and control of general and administrative expenses, which were partially offset by additional amortization expenses associated with the Summit acquisition, an increase in the size of our sales force and higher marketing expenditures.

Alcon International business segment operating income increased 5.9% from $380.1 million in the year ended December 31, 2000 to $402.6 million in 2001, reflecting higher gross margins and improved cost controls.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with IAS.

Interest and Other Expenses
Interest income increased 5.7% from $44.1 million in the year ended December 31, 2000 to $46.6 million in 2001, due to higher levels of short-term investments. Interest expense increased 24.8% from $86.3 million in the year ended December 31, 2000 to $107.7 million in 2001, mainly due to increased interest expense (totaling approximately $33.0 million in 2000 and $60.0 million in 2001) arising from higher borrowings used to finance the Summit acquisition. Foreign currency gain decreased from a $0.1 million gain in the year ended December 31, 2000 to a $4.8 million loss in 2001. Other, net for the year ended December 31, 2001 includes a $9.1 million impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit.

Income Tax Expense
Income taxes declined 11.1% from $223.0 million in the year ended December 31, 2000 to $198.3 million in 2001 as a result of the taxation of a larger portion of our earnings in jurisdictions with lower tax rates, thereby reducing our effective tax rate from 40.2% during 2000 to 38.6% during 2001.

Net Earnings
Net earnings decreased 4.9% from $331.7 million in the year ended December 31, 2000 to $315.6 million in 2001. Excluding the impact of interest and amortization expense related to the acquisition of Summit, net of taxes, net earnings increased by 7.7% from 2000 to 2001.

Year ended December 31, 1999 Compared to the Year Ended December 31, 2000

Sales
Sales increased 6.4% from $2,401.0 million in the year ended December 31, 1999 to $2,553.6 million in 2000, largely as a result of growth in unit volume (excluding the Summit acquisition) of 7.1%, which was partially offset by a negative 2.4% impact from currency fluctuations. During this period, growth across much of our pharmaceutical and surgical product categories drove the increase while sales of contact lens care and other vision care products declined by 1.7%.

Alcon United States' sales increased 5.6% from $1,263.2 million in the year ended December 31, 1999 to $1,333.4 million in 2000, mainly due to an increase in unit volume

(excluding the Summit acquisition) and a 2.4% increase as a result of the Summit acquisition. Pharmaceutical sales by Alcon United States increased 12.8% from $455.5 million in the year ended December 31, 1999 to $513.9 million in 2000, with strong sales performance across key pharmaceutical products, including TobraDex®, Patanol®, Ciloxan®, Azopt®, Timolol GFS and Cipro® HC Otic. Surgical product sales by Alcon United States increased 4.7% from $562.9 million in the year ended December 31, 1999 to $589.2 million in 2000, reflecting the Summit acquisition during the second half of 2000. Contact lens care and other vision care product sales by Alcon United States declined 5.9% from $244.8 million during the year ended December 31, 1999 to $230.3 million in 2000, due to a decrease in contact lens care product sales resulting from the continued conversion by consumers to frequent replacement lenses and one-step, multi-purpose disinfecting solutions.

Sales by Alcon International increased 7.2% from $1,137.8 million in the year ended December 31, 1999 to $1,220.2 million in 2000, mainly due to a strong increase in unit volume (excluding the Summit acquisition) partially offset by a negative 5.2% impact from currency fluctuations resulting from a strengthening of the U.S. dollar against most major currencies. At constant exchange rates and excluding the Summit acquisition, sales by Alcon International increased 12.2%, driven mainly by increases in most major European markets, Australia, Japan, Brazil and Mexico. Pharmaceutical sales by Alcon International were flat in the year ended December 31, 2000 as compared to sales in 1999, mainly due to unfavorable currency fluctuations. Excluding the impact of currency fluctuations, pharmaceutical sales by Alcon International increased 5.6% mainly due to the registration and launch of Azopt® in additional countries and growth from several other pharmaceutical products. Surgical product sales by Alcon

International increased 13.0% (or 17.9% excluding the impact of currency fluctuations) from $597.2 million in the year ended December 31, 1999 to $674.7 million in 2000, mainly due to growth across all major cataract and vitreoretinal products, particularly AcrySof®, viscoelastics, Custom Paks®, surgical equipment and related accessories and disposables. Sales of our contact lens care and other vision care products by Alcon International increased 3.1% (or 7.2% excluding the impact of currency fluctuations) from $216.5 million in the year ended December 31, 1999 to $223.2 million in 2000, primarily due to increased sales of our OPTI-FREE® disinfecting solution in Japan and sales of other vision care products which offset a decline in contact lens care cleaning product sales.

Gross Profit

Gross profit increased 7.3% from $1,681.9 million in the year ended December 31, 1999 to $1,803.9 million in 2000, resulting in a slight increase in gross profit as a percentage of sales from 70.0% in the year ended December 31, 1999 to 70.6% in 2000. This slight increase in gross margin was due mainly to sales of our pharmaceutical products and intraocular lenses and lower average manufacturing costs per unit.

Operating Expenses

Selling, general and administrative expenses increased 6.3% from $805.2 million in the year ended December 31, 1999 to $855.8 million in 2000 but remained constant as a percentage of sales. This increase in expenses resulted largely from an increase in the size of our primary care sales force and the integration costs related to the Summit acquisition. Research and development expenses increased 15.6% from $213.1 million in the year ended December 31, 1999 to $246.3 million in 2000, excluding our write-off of in-process research and development of $18.5 million in 2000 in connection with the Summit acquisition. This increase in research and development expenses represents continued investment across pharmaceutical and surgical products and higher regulatory expenses incurred in several countries in connection with the registration of products. Amortization of intangible assets increased 86.4% from $46.4 million in the year ended December 31, 1999 to $86.5 million in 2000 primarily due to the acquisition of Summit, resulting in approximately $36.0 million of additional amortization.

Operating Income

Operating income declined 3.3% from $617.2 million in the year ended December 31, 1999 to $596.8 million in 2000 and fell as a percentage of sales from 25.7% to 23.4%. This decline in operating income was due mainly to increased selling, general and administrative expenses, increased amortization of goodwill and other intangible assets and our write-off of in-process research and development, all related to the Summit acquisition, and increased research and development spending.

Operating income for the Alcon United States business segment declined 6.7% from $557.2 million in the year ended December 31, 1999 to $519.6 million in 2000, mainly due to an increase in amortization expense and integration costs related to the Summit acquisition.

Operating income for the Alcon International business segment increased 15.9% from $328.0 million in the year ended December 31, 1999 to $380.1 million in 2000, mainly due to improved gross margins and control of general and administrative expenses.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with IAS.

Interest and Other Expenses

Interest income increased 221.9% from $13.7 million in the year ended December 31, 1999 to $44.1 million in 2000, reflecting higher levels of short-term investments in 2000. Interest expense increased 58.6% from $54.4 million in the year ended December 31, 1999 to $86.3 million in 2000, reflecting increased interest expense (totaling approximately $33.0 million) resulting from higher levels of borrowing used to finance the Summit acquisition. Foreign currency gain decreased from $10.7 million in the year ended December 31, 1999 to $0.1 million in 2000.

Income Tax Expense

Income tax expense declined 7.2% from $240.3 million in the year ended December 31, 1999 to $223.0 million in 2000, mainly due to lower earnings before income taxes. As a result of the increase in non-deductible expenses associated with the Summit acquisition, including goodwill amortization expense, and in-process research and development, our effective tax rate decreased from 40.9% in 1999 to 40.2% in 2000.

Net Earnings

Net earnings declined 4.4% from $346.9 million in the year ended December 31, 1999 to $331.7 million in 2000. Excluding the impact of interest and amortization expenses related to the Summit acquisition, net of taxes, net earnings increased by 9.7%.

Sales by Quarter

The following table sets forth our sales by quarter since 1999.

		Unaudited	
	1999	2000	2001
(in millions)			
First	$ 583	$ 610	$ 656
Second	622	699	746
Third	595	608	676
Fourth	601	637	671
Total	$2,401	$2,554	$2,748

Our quarterly sales trends reflect the seasonality in several products, including ocular allergy products and Cipro® HC Otic, in the form of increased sales during the spring months. Sales of selected products increased in the second quarter of 2000 due to promotional activities, which resulted in increased wholesaler inventory levels and decreased wholesaler purchases of these products in the third quarter of 2000. In the fourth quarter of 2000, we experienced an increase in wholesaler inventory levels, which we believe were due to expected price increases in 2001.

Liquidity and Capital Resources

In the year ended December 31, 2001, we generated operating cash flow of $528.5 million. Net cash used in investing activities in the year ended December 31, 2001 was $134.1 million, including $127.4 million of capital expenditures primarily related to improvements in our manufacturing facilities. During this period, we also acquired intangible assets at a cost of $10.9 million. Our annual capital expenditures over the last three years were $99.4 million in 1999 and $117.1 million in 2000, and $127.4 million in 2001, principally to expand and upgrade our manufacturing facilities. We have capital expenditure commitments of $16.0 million at December 31, 2001, principally to expand and upgrade our manufacturing facilities. We expect to fund these capital expenditures through operating cash flow and, if necessary, short-term borrowings. Financing activities in the year ended December 31, 2001 used cash of $155.5 million, as cash generated by our operations was used to pay down outstanding short-term debt.

We expect to meet our current liquidity needs, including the CHF 2.1 billion (or approximately $1.23 billion) dividend payment to Nestlé, principally through cash and cash equivalents, the liquidation of short-term investments and, to the extent necessary, short-term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through sales of commercial paper under the facility described

below under the heading "Credit Facilities", the combination of which we believe would be sufficient even if our sales were adversely impacted.

Credit Facilities

We have approximately $2.9 billion in total lines of credit available worldwide. We had a $600 million unsecured revolving credit facility with Nestlé with an outstanding balance of $315 million as of December 31, 2001. Alcon Holdings, Inc., one of our U.S. subsidiaries, has a $1 billion unsecured, revolving credit facility with Nestlé Capital Corporation under which there was an outstanding balance of $167 million as of December 31, 2001. Nestlé Capital Corporation loans funds to Alcon Holdings under this facility at interest rates approximately equal to the rate at which Nestlé Capital Corporation is able to sell commercial paper. Alcon Holdings also has a $600 million term loan from Nestlé, which matures in 2009 with an annual interest rate of 7.89%. The remainder of our subsidiaries had lines of credit totaling $599 million under which there was an aggregate outstanding balance of $323 million as of December 31, 2001. Approximately $83 million of these outstanding balances were under lines with Nestlé subsidiaries in their respective countries. Additional lines are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits:

Citibank ($130 million); Fuji Bank ($53 million); ABN AMRO ($38 million); and Société Générale ($39 million). These facilities are primarily short-term and generally have interest rates reflecting local market rates.

We expect to cancel most of our credit facilities with Nestlé and repay most of our outstanding loans to it. We expect to retain our existing bank credit lines and have established a $2 billion commercial paper facility to refinance loans from Nestlé and to provide liquidity in the future in addition to operating cash flows. Nestlé has agreed to guarantee the commercial paper that we issue under this program and to assist us in the management of our commercial paper facility for an annual fee based on our average outstanding commercial paper balances, which we believe is comparable to the fee that would be available in an arm's length transaction.

Cash and Investment Availability
At December 31, 2001, we had approximately $1.20 billion in cash and cash equivalents and investments. Short-term deposits with Nestlé accounted for approximately $1.1 billion of this total, with the remainder invested around the world. We used substantially all of these funds to make the CHF 2.1 billion (or approximately $1.23 billion) dividend payment to Nestlé on March 20, 2002.

Market Risk

Interest Rate Risks
Because we have and will continue to finance our operations, in part, through loans, we are exposed to interest rate risks. In 2000, Alcon Holdings entered into a $600 million long-term, fixed-rate loan with Nestlé to fund the acquisition of Summit. This loan represents approximately 40% of our consolidated debt at December 31, 2001. The remainder of our loans are primarily short-term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. Historically, we have mitigated this risk by making floating-rate deposits with Nestlé that totaled $1.1 billion at December 31, 2001. On March 20, 2002, we used substantially all of these investments to make the CHF 2.1 billion (or approximately $1.23 billion) dividend payment to Nestlé.

Credit Risks
In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well-diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 15 years, we

have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Quantitative Disclosure Concerning Market Risk

Currency Risks
We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. The financial instruments included in our sensitivity analysis are currency forward contracts. Such contracts generally have a duration of three to six months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within six months of that date. The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates. For contracts outstanding as of December 31, 2001, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately $13.2 million. Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $13.2 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates. Exchange rates, however, rarely move in the same direction. The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of December 31, 2001, approximately 40% of our debt was long-term fixed-rate loans. We also had short-term floating-rate investments and deposits equal to approximately 136% of our short-term floating-rate debt at December 31, 2001. The excess amount of our short-term investments and deposits over our short-term debt is exposed to fluctuations in short-term interest rates. A 1% increase in short-

term interest rates would have increased our 2001 pre-tax earnings by $5.8 million and a 1% decrease in short-term interest rates would have decreased our 2001 pre-tax earnings by $5.8 million.

In-Process Research and Development

In connection with our acquisition of Summit, we immediately expensed $18.5 million of the Summit purchase price in the third quarter of 2000, representing amounts for in-process research and development, which we refer to as IPR&D, estimated at fair value. The expensed IPR&D represented the value of the Custom Cornea project that had not yet reached technological or commercial feasibility and for which the assets to be used in such project had no alternative future use. We expect that products developed from the acquired IPR&D will begin to generate sales and positive cash flows beginning in 2002. However, development of this technology remains at risk due to the remaining effort to achieve technological viability, rapidly changing customer markets, uncertain standards for new products and competitive threats.

We engaged an outside appraiser who estimated the fair value of the purchased IPR&D using a discounted cash flow model similar to the income approach. The value assigned to acquired IPR&D was determined by identifying products under research in areas for which technological feasibility had not

been established. The IPR&D technology was then segmented into two classifications: (i) completed and (ii) to-be-completed, giving explicit consideration to the value created by research and development efforts of Summit prior to the acquisition and to be created by us after the acquisition. The analysis focused on the income-producing capability of the in-process technologies and taking into consideration (i) the analysis of the stage of completion of the project and (ii) the exclusion of value related to research and development to be completed as part of the on-going IPR&D project. Revenue estimates were based on (i) individual product revenues, (ii) anticipated growth rates, (iii) anticipated product development and introduction schedules, (iv) product sales cycles and (v) the estimated life of a product's underlying technology.

From the revenue estimates, operating expense estimates, including income taxes, and a charge for contributory assets were deducted to arrive at operating income. Revenue growth rates were estimated by our management and gave consideration to relevant market sizes and growth factors, expected industry trends and the anticipated nature and timing of new product introductions by us and our competitors. Operating expense estimates reflect our historical expense ratios. The resulting operating income stream was discounted to reflect its present value at the date of the acquisition. The rate used to discount the net cash flows from the purchased IPR&D was 25% which considered rates of return from investments in various areas of Alcon, and the inherent uncertainties in future revenue estimates from technology investments including the uncertainty surrounding the successful development of the acquired IPR&D.

We expect to fund all research and development efforts, including acquired IPR&D from cash flows from operations. As of December 2001, the Custom Cornea project was moving forward, with an expected launch date of 2002. Custom Cornea technology is designed to take advanced eye measurements from an aberrometer to determine the more subtle errors of the human visual optical system and combine this with the use of the LADARVision® laser and software, to define a customized pattern of ablations, which are removals of tissue, for the patient that will correct for these subtle errors. In the United States, this technology requires FDA approval. At the acquisition date, costs to complete these research and development efforts were expected to be $1.3 million. The estimated stage of completion at acquisition was 85%.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations. Statement 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Amortization expense related to goodwill and

other intangible assets that will not be amortized under these new accounting standards was $8.6 million, $22.0 million and $36.0 million for the years ended December 31, 1999, 2000 and 2001, respectively. We do not expect to recognize any transitional impairment losses as a result of the adoption of these Statements.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long Lived Assets. This statement supersedes Statement No. 121, Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Statement 144 retains the fundamental provisions of Statement 121 but eliminates the requirement to allocate goodwill to long lived assets to be tested for impairment. This statement also requires discontinued operations to be carried at the lower of cost or fair value less costs to sell and broadens the presentation of discontinued operations to include a component of an entity rather than a segment of a business. Statement 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Forward-looking statements include, but are not limited to, statements about: the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; the impact of any future product recalls; changes in, or the failure or inability to comply with, governmental regulation; the opportunities for growth, whether through internal development or acquisitions; exchange rate fluctuations; general economic conditions; and trends affecting the ophthalmic industry, our financial condition or results of operations.

Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

- the production and launch of commercially viable products may take longer and cost more than expected;
- changes in reimbursement procedures by third-party payors;
- competition may lead to worse than expected financial condition and results of operations;
- currency exchange rate fluctuations may negatively affect our financial condition and results of operations;
- pending or future litigation may negatively impact our financial condition and results of operations;
- product recalls or withdrawals may negatively impact our financial condition or results of operations;
- government regulation or legislation may negatively impact our financial condition or results of operations;
- supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and
- qualified personnel may not be available, which could negatively impact our ability to grow our business.

You should read this report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal

securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Independent Auditors' Report

To the Board of Directors and Shareholder of Alcon, Inc.

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of earnings, shareholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Fort Worth, Texas
February 1, 2002

Consolidated Balance Sheets

December 31,	2000	2001	2001 Pro Forma (Note 1)
(in millions, except share data)			
Assets			
Current assets:			
Cash and cash equivalents	$ 912.0	$1,140.5	$ 140.5
Investments	64.3	61.9	61.9
Trade receivables, net	489.7	492.0	492.0
Inventories	344.2	379.5	379.5
Deferred income tax assets	143.9	147.4	147.4
Other current assets	100.7	48.5	48.5
Total current assets	$2,044.8	2,269.8	1,269.8
Property, plant and equipment, net	613.4	643.8	643.8
Intangible assets, net	1,138.8	1,008.2	1,008.2
Long term deferred income tax assets	40.5	98.1	98.1
Other assets	44.0	50.9	50.9
Total assets	$3,881.5	$4,070.8	$3,070.8
Liabilities and Shareholders' Equity (Deficit)			
Current liabilities:			
Accounts payable	$ 114.3	$ 108.6	$ 108.6
Short term borrowings	1,038.1	806.5	1,037.5
Current maturities of long term debt	45.8	29.4	29.4
Other current liabilities	596.3	667.8	667.8
Total current liabilities	1,794.5	1,611.3	1,843.3
Long term debt, net of current maturities	699.8	697.4	697.4
Long term deferred income tax liabilities	45.5	103.3	103.3
Other long term liabilities	240.3	269.2	269.2
Redeemable preferred shares	—	—	2,188.1
Contingencies (Note 14)			
Shareholders' equity (deficit):			
Common shares, par value CHF 0.20 per share, 300,000,000 shares authorized, issued and outstanding at December 31, 2000 and 2001; as adjusted for recapitalization, 230,260,000 issued and outstanding	42.9	42.9	32.9
Additional (deficit) paid-in capital	592.0	592.0	(1,952.6)
Accumulated other comprehensive loss	(91.4)	(110.8)	(110.8)
Retained earnings	557.9	865.5	—
Total shareholders' equity (deficit)	1,101.4	1,389.6	(2,030.5)
Total liabilities and shareholders' equity	$3,881.5	$4,070.8	$3,070.8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

Years ended December 31, *(in millions, except share data)*	1999	2000	2001
Sales	$2,401.0	$2,553.6	$2,747.7
Cost of goods sold	718.1	749.7	798.3
Selling, general and administrative	806.2	855.8	953.7
Research and development	213.1	246.3	289.8
In process research and development	—	18.5	—
Amortization of intangibles	46.4	86.5	117.0
Operating income	617.2	596.8	588.9
Other income (expense):			
Gain (loss) from foreign currency, net	10.7	0.1	(4.8)
Interest income	13.7	44.1	46.6
Interest expense	(54.4)	(86.3)	(107.7)
Other	—	—	(9.1)
Earnings before income taxes	587.2	554.7	513.9
Income taxes	240.3	223.0	198.3
Net earnings	$ 346.9	$ 331.7	$ 315.6
Basic and diluted earnings per common share	$ 1.22	$ 1.11	$ 1.05
Basic and diluted weighted average common shares	283,973,000	300,000,000	300,000,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in millions, except share data)	Common stock Number of shares	Common stock Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total
Balance, January 1, 1999	270,000,000	$39.1	$361.0	$ (32.0)	$ (3.9)	$ 364.2
Comprehensive income:						
Net earnings	—	—	—	—	346.9	346.9
Unrealized gains on investments	—	—	—	0.1	—	0.1
Foreign currency translation adjustments	—	—	—	(39.3)	—	(39.3)
Total comprehensive income						307.7
Capital contribution	30,000,000	3.8	231.0	—	—	234.8
Dividends	—	—	—	—	(112.6)	(112.6)
Balance, December 31, 1999	300,000,000	42.9	592.0	(71.2)	230.4	794.1
Comprehensive income:						
Net earnings	—	—	—	—	331.7	331.7
Unrealized losses on investments	—	—	—	(7.0)	—	(7.0)
Foreign currency translation adjustments	—	—	—	(13.2)	—	(13.2)
Total comprehensive income						311.5
Dividends	—	—	—	—	(4.2)	(4.2)
Balance, December 31, 2000	300,000,000	42.9	592.0	(91.4)	557.9	1,101.4
Comprehensive income:						
Net earnings	—	—	—	—	315.6	315.6
Unrealized gain on investments	—	—	—	0.4	—	0.4
Impairment loss on investment	—	—	—	7.3	—	7.3
Foreign currency translation adjustments	—	—	—	(27.1)	—	(27.1)
Total comprehensive income						296.2
Dividends	—	—	—	—	(8.0)	(8.0)
Balance, December 31, 2001	300,000,000	$42.9	$592.0	$(110.8)	$865.5	$1,389.6

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, *(in millions)*	1999	2000	2001
Cash provided by (used in) operating activities:			
Net earnings	$346.9	$331.7	$ 315.6
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation	70.7	74.2	78.3
Amortization of intangibles	46.4	86.5	117.0
Deferred income taxes	(17.2)	4.4	(2.4)
In process research and development	—	18.5	—
(Gain) loss on sale of assets	1.7	(1.5)	1.4
Changes in operating assets and liabilities:			
Trade receivables	(90.2)	(54.6)	(27.6)
Inventories	17.1	(31.2)	(57.4)
Other assets	81.9	(54.7)	15.8
Accounts payable and other current liabilities	42.6	(16.2)	58.0
Other long term liabilities	(48.1)	35.7	29.8
Net cash from operating activities	451.8	392.8	528.5
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	3.7	107.9	4.2
Purchases of property, plant and equipment	(99.4)	(117.1)	(127.4)
Purchase of intangible assets	(15.2)	—	(10.9)
Acquisitions, net of cash acquired	—	(863.0)	—
Net cash from investing activities	(110.9)	(872.2)	(134.1)
Cash provided by (used in) financing activities:			
Proceeds from issuance of long term debt	1.3	612.8	42.2
Net proceeds (repayment) from short term debt	198.8	307.3	(194.8)
Dividends to shareholder	(112.6)	(4.2)	(8.0)
Repayment of long term debt	(66.1)	(32.9)	(37.7)
Other	—	—	42.8
Net cash from financing activities	21.4	883.0	(155.5)
Effect of exchange rates on cash and cash equivalents	(1.6)	(2.1)	(10.4)
Net increase in cash and cash equivalents	360.7	401.5	228.5
Cash and cash equivalents, beginning of year	149.8	510.5	912.0
Cash and cash equivalents, end of year	$510.5	$912.0	$1,140.5
Supplemental disclosure of cash flow information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 55.1	$ 85.6	$ 111.6
Income taxes	$ 178.9	$192.7	$ 146.1

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (in millions, except share data)

(1) Subsequent Events

Alcon, Inc., a Swiss corporation ("Alcon"), is a wholly-owned subsidiary of Nestlé S.A. ("Nestlé"). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

In December 2001, Alcon declared a 5,000 for 1 share split on its common shares, in preparation for the IPO, resulting in 300,000,000 common shares outstanding. The impact of this share split has been retroactively applied to all periods presented.

Immediately prior to the IPO, Alcon expects to make a dividend payment to Nestlé of CHF 2,100 (or approximately $1,232 based on an exchange rate of U.S.$1.00 = CHF 1.704) which is expected to be financed by existing cash and cash equivalents and, if necessary, with additional borrowings. To the extent that the amount of this payment exceeds the Company's retained earnings, the excess is considered a return of capital under U.S. generally accepted accounting principles. The entire payment is considered a dividend under Swiss law.

In addition, prior to or immediately after the IPO, the Company expects to replace the majority of its borrowings from Nestlé with third-party borrowings most of which will be guaranteed by Nestlé.

Contingent upon the IPO, the Company will change certain provisions of its deferred compensation plan. These changes will result in a $22.4 charge to operating income ($14.1 net of tax) upon the completion of the IPO.

Prior to the completion of the IPO, Nestlé expects to convert 69,750,000 of the Alcon common shares it owns into 69,750,000 Alcon preferred shares. The preferred shares are not convertible into common shares and no preferred dividends will be paid. The proceeds, net of related costs including taxes, from the IPO are to be used to redeem the preferred shares. The redemption will become payable approximately two months subsequent to the completion of the IPO. If the underwriters' over-allotment option is exercised, the proceeds from this exercise will be used to repay short-term indebtedness and for general corporate purposes.

The pro forma balance sheet reflects the CHF 2,100 (or approximately $1,232) dividend payment to Nestlé and the conversion of common shares into preferred shares with an assumed redemption value of $2,188.1 as though they had occurred as of December 31, 2001. The pro forma balance sheet does not reflect the IPO proceeds or the redemption of the preferred shares.

(2) Summary of Significant Accounting Policies and Practices

(a) Description of Business

The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings.

(e) Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments

Investments consist of equity and fixed income securities classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale investments that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

(h) Financial Instruments
The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

The Company periodically uses foreign currency forward contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of local currencies for specified foreign currencies at a future date. The Company uses forward contracts, which are short-term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All derivatives are recognized on the balance sheet at their fair value. The Company currently has no material derivative instruments that qualify as a hedge as defined by Financial Accounting Standards Board Statement Number 133, Accounting for Derivative Instruments and Statement Number 138, Accounting for Derivative Instruments and Certain Hedging Activities. Accordingly, all changes in fair value of derivative instruments are recognized in the statements of earnings.

(i) Property, Plant and Equipment
Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets which are as follows:

Land improvements	25 years
Buildings and improvements	25-50 years
Machinery, other equipment and software	3-12 years

(j) Intangible Assets
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, which are 10 to 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Other intangible assets consist of workforce, customer base, trademarks and patents, and licensed technology. The cost of other intangible assets is amortized straight line over the estimated useful lives of the respective assets, which are 5 to 20 years.

(k) Impairment
Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans
The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the

cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Past service costs are generally charged to income systematically over the remaining expected service lives of participating employees.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m) Revenue Recognition

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for refractive laser system sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns. The Company recognizes revenue on refractive laser system equipment sales when the customer takes title and assumes risk of loss

and when installation and training have been completed. Per procedure license fees related to refractive laser systems are recognized when the procedure is performed. Estimated costs for warranty are recorded in cost of goods sold when the related equipment revenue is recognized.

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 — "Revenue Recognition in Financial Statements," as amended, effective October 1, 2000. SAB No. 101 summarizes certain of the staff's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The Company recognizes revenue in accordance with SAB No. 101.

(n) Research and Development
Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative
Advertising costs are expensed as incurred. Advertising costs amounted to $83.7, $83.4 and $96.0 in 1999, 2000 and 2001, respectively.

Shipping and handling costs amounted to $28.1, $31.2 and $33.5 in 1999, 2000 and 2001, respectively.

(p) Income Taxes
The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends to Alcon do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share
Basic and diluted earnings per common share are based on the weighted average number of common shares outstanding for the relevant period. There were no dilutive securities outstanding at December 31, 1999, 2000 and 2001.

(r) Comprehensive Income
Comprehensive income consists of net earnings, foreign currency translation adjustments and unrealized gains (losses) on investments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Stock Based Compensation

The Company applies the intrinsic value based method to account for grants to Company employees by Nestlé's stock option plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeded the exercise price. The Company discloses the pro forma impact of the fair value based method of accounting for stock based employee compensation plans.

(3) Summit Acquisition

On July 7, 2000, the Company purchased substantially all of the outstanding stock and options of Summit Autonomous, Inc. ("Summit") for a total purchase price of $948.0 including acquisition costs. Summit manufactures, sells and services excimer laser systems and related products which correct vision disorders. The acquisition was financed with both short-term and long-term borrowings and was accounted for using the purchase method. Under the purchase method, the Company allocated the purchase price to the identified assets (including tangible and intangible assets), in process research and development ("IPR&D") and liabilities based on their respective fair values. The excess of the purchase price over the value of the identified assets, IPR&D and liabilities was recorded as goodwill and

is being amortized on a straight-line basis over twenty years. The useful lives of the identified intangible assets and goodwill were determined based upon an evaluation of pertinent factors, including consideration of legal, regulatory and contractual provisions which could limit the maximum useful life, management judgement and reports of independent appraisers.

Acquired IPR&D of $18.5 related to the LADARWave™ Custom Cornea Wavefront System project was expensed immediately, resulting in a noncash charge to 2000 earnings, since the project had not reached technological feasibility and the assets to be used in such project had no alternative future use. The value of the IPR&D was determined by an independent appraiser.

Summit's operations since the acquisition date have been included in the Company's accompanying consolidated financial statements. The total purchase price was allocated as follows:

Current assets	$	197.4
Property, plant and equipment		17.3
Other assets		1.0
Goodwill		539.1
IPR&D		18.5
Licensed technology		321.0
Other intangible assets		94.4
Total assets		1,188.7
Current liabilities		(86.4)
Long term debt		(2.0)
Long term deferred tax liabilities		(151.3)
Other long term liabilities		(1.0)
Acquisition cost	$	948.0

The following unaudited pro forma summary presents information as if Summit had been acquired on January 1, 1999. The pro forma amounts include adjustments to recognize additional interest expense, amortization and related income taxes arising from the acquisition. IPR&D has been excluded from this pro forma information. The pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of the operations of the combined companies. Pro forma net earnings below include Summit's discontinued operations.

Year ended December 31,	1999	2000
Sales	$2,465.2	$2,585.8
Net earnings	259.6	244.9
Earnings per share	$ 0.46	$ 0.41

Summit, VISX, and certain of their affiliates (including Pillar Point Partners, a partnership between affiliates of Summit and VISX) were involved in a number of antitrust lawsuits which, among other things, alleged price-fixing in connection with per-

procedure patent royalties charged by Summit and VISX. These suits were settled in July 2001 for $25.0. This settlement was accrued on the July 7, 2000 balance sheet of Summit and is included in the pro forma net earnings above.

Summit and certain of its present and former officers were defendants in two class action shareholder suits claiming, among other things, violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These suits were settled for $10.0 during the fourth quarter of 2000. This settlement was accrued on the July 7, 2000 balance sheet of Summit and is included in the pro forma net earnings above.

(4) Supplemental Balance Sheet Information

December 31,	2000	2001
Cash and Cash Equivalents		
Cash	$ 41.2	$ 45.8
Cash equivalents — Nestlé	844.5	1,094.0
Cash equivalents — Other	26.3	0.7
	$912.0	$1,140.5

Cash equivalents consist of interest bearing deposits and repurchase agreements with an initial term of less than three months. Certain cash equivalents are on deposit with Nestlé subsidiaries, bear interest of LIBOR plus a margin and have original maturities of less than three months.

December 31,	2000	2001
Trade Receivables, Net		
Trade receivables	$ 510.0	$ 516.0
Allowance for doubtful accounts	20.3	24.0
	$ 489.7	$ 492.0

Bad debt expense for the years ended December 31, 1999, 2000 and 2001 was $0.8, $3.1 and $11.9, respectively. The allowance for doubtful accounts at the beginning of 1999 and 2000 was $23.1 and, $17.0, respectively. Charge offs (recoveries), net, for the years ended December 31, 1999, 2000 and 2001 were $6.9, $(0.2) and $8.2, respectively.

December 31,	2000	2001
Inventories		
Finished products	$ 220.9	$ 219.8
Work in process	32.2	36.2
Raw materials	91.1	123.5
	$ 344.2	$ 379.5

December 31,	2000	2001
Other Current Assets		
Prepaid expenses	$ 31.9	$ 18.4
Receivables from affiliates	1.4	1.3
Other	67.4	28.8
	$ 100.7	$ 48.5

December 31,	2000	2001
Property, Plant and Equipment, Net		
Land and improvements	$ 19.0	$ 21.5
Buildings and improvements	396.2	439.5
Machinery, other equipment and software	596.9	665.2
Construction in progress	74.5	38.4
	1,086.6	1,164.6
Accumulated depreciation	473.2	520.8
	$ 613.4	$ 643.8

Construction in progress at December 31, 2001 consists primarily of various plant expansion projects. Commitments related to these projects at December 31, 2001 totaled $16.0.

December 31,	2000	2001
Intangible Assets, Net		
Goodwill	$ 660.9	$ 657.6
Licensed technology	526.1	502.0
Other intangible assets	176.9	187.7
	1,363.9	1,347.3
Accumulated amortization	225.1	339.1
	$1,138.8	$1,008.2

December 31,	2000	2001
Other Current Liabilities		
Deferred income tax liabilities	$ 11.9	$ 15.5
Payables to affiliates	1.9	47.1
Accrued payroll	140.0	159.0
Accrued taxes	203.4	214.0
Other	239.1	232.2
	$ 596.3	$ 667.8

December 31,	2000	2001
Other Long Term Liabilities		
Pension plans	$ 135.8	$146.8
Postretirement healthcare plan	23.3	32.1
Deferred compensation	54.1	65.7
Other	27.1	24.6
	$ 240.3	$269.2

(5) Short Term Borrowings

December 31,	2000	2001
Lines of credit	$ 219.4	$192.1
Affiliates	790.6	565.4
Bank overdrafts	28.1	48.0
	$1,038.1	$805.5

The Company has several unsecured line of credit agreements totaling $324.6 at December 31, 2001, with third parties that are denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 1999, 2000 and 2001. The weighted average interest rate at December 31, 2000 and 2001 was 10.0% and 6.3%, respectively. Amounts outstanding under these agreements at December 31, 2001 are due at various dates during 2002.

The Company has various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2001 are either due on demand or at various dates during 2002. The weighted average interest rate at December 31, 2000 and 2001 was 6.8% and 2.9%, respectively. The unused portion under the line of credit agreements is $1,126.9 at December 31, 2001.

The Company has several unsecured bank overdraft lines of credit denominated in various currencies totalling $182.0 at December 31, 2001. The weighted average interest rate on bank overdrafts at December 31, 2000 and 2001 were 7.3% and 7.4%, respectively.

(6) Long Term Debt

December 31,	2000	2001
Long term debt — affiliates	$604.5	$600.0
License obligations	124.1	70.6
Bonds	—	39.6
Other	17.0	16.6
Total long term debt	745.6	726.8
Less: current maturities	45.8	29.4
Long term debt less current maturities	$699.8	$697.4

To finance the July 2000 acquisition of Summit, the Company entered into an unsecured promissory note, due March 2009, with a subsidiary of Nestlé for $600.0 at an interest rate of 7.89%.

License obligations represent the present value of noninterest bearing future fixed payments through 2007 which have been capitalized as intangibles. These obligations

have been discounted at the Company's borrowing rate (6.25% to 8.50%) at the time each license was obtained.

During January 2001, the Company's Japanese subsidiary issued bonds with interest at LIBOR (0.1% at December 31, 2001) due 2011. Such bonds are guaranteed by Nestlé for a fee of approximately $0.10 per year.

Long term maturities for each of the next five years are $29.4 in 2002, $23.4 in 2003, $9.0 in 2004, $4.9 in 2005, and $4.7 in 2006.

Interest costs of $1.4, $2.3 and $2.2 in 1999, 2000 and 2001, respectively, were capitalized as part of property, plant and equipment.

(7) Income Taxes

The components of earnings before income taxes were:

	1999	2000	2001
Switzerland	$ 128.3	$ 172.4	$ 267.7
Outside of Switzerland	468.9	382.3	246.2
Earnings before income taxes	$ 597.2	$ 554.7	$ 513.9

Income tax expense (benefit) consists of the following:

	1999	2000	2001
Current:			
Switzerland	$ 29.4	$ 25.4	$ 33.4
Outside of Switzerland	228.8	193.4	167.3
Total current	258.2	218.8	200.7
Deferred:			
Switzerland	0.4	2.5	3.2
Outside of Switzerland	(18.3)	1.7	(5.6)
Total deferred	(17.9)	4.2	(2.4)
Total	$ 240.3	$ 223.0	$ 198.3

A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate is as follows:

	1999	2000	2001
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	25.6	14.1	13.0
Goodwill amortization and other nondeductible items	8.7	14.0	17.2
Other	(1.2)	4.3	0.6
Effective tax rate	40.9%	40.2%	38.6%

At December 31, 2001, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2002	$ 0.1
2003	1.3
2004	1.4
2005	4.0
2006	1.9
2007-2009	1.6
Indefinite	11.1
	$ 21.4

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2000 and 2001 are as follows:

	2000	2001
Deferred income tax assets:		
Trade receivables	$ 20.0	$ 16.7
Inventories	50.8	42.1
Other current assets	30.8	23.5
Other assets	6.8	—
Accounts payable and other current liabilities	36.7	49.8
Other liabilities	117.3	112.2
Net operating loss carryforwards	6.7	6.3
Gross deferred income tax assets	269.1	250.6
Valuation allowance	(6.7)	(4.6)
Total deferred income tax assets	262.4	246.0
Deferred income tax liabilities:		
Property, plant and equipment	23.4	30.8
Intangible assets	104.3	82.9
Other	7.7	5.6
Total deferred income tax liabilities	135.4	119.3
Net deferred income tax assets	$ 127.0	$ 126.7

Based on the Company's historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2001. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $32.0 have not been provided on approximately $627.0 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely. Dividends to Alcon do not result in Swiss income taxes.

(8) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers. Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (e.g., prescription ophthalmic drugs), (2) surgical equipment and devices, (e.g., cataract, retinal, and refractive) and (3) contact lens care (e.g., disinfecting and cleaning solutions) and other vision care products (e.g., artificial tears). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer who is the chief operating decision maker of the Company.

Segment performance is measured based on sales and operating income reported in accordance with International Accounting Standards ("IAS"). The principal differences between the IAS accounting policies used to generate segment results and the Company's overall accounting policies under U.S. GAAP include differences in intangible asset cost and lives and in process research and development (expensed for U.S. GAAP, but not for IAS). Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
IAS:									
United States	$1,263.2	$1,333.4	$1,464.6	$557.2	$519.6	$571.1	$ 30.7	$ 53.2	$ 65.5
International	1,137.8	1,220.2	1,283.1	328.0	380.1	402.6	42.5	48.6	56.4
Segments total	2,401.0	2,553.6	2,747.7	885.2	899.7	973.7	73.2	101.8	121.9
Manufacturing operations	—	—	—	(44.2)	(10.8)	(27.3)	25.9	26.4	25.0
Research and development	—	—	—	(197.9)	(220.8)	(269.8)	5.7	6.7	7.4
General corporate	—	—	—	(26.9)	(29.4)	(36.8)	—	—	—
U.S. GAAP adjustments:									
Amortization	—	—	—	(11.9)	(24.2)	(36.8)	11.9	24.2	36.8
IPR&D	—	—	—	—	(18.5)	—	—	—	—
Other	—	—	—	12.9	0.8	(14.1)	0.4	1.6	4.2
U.S. GAAP total	$2,401.0	$2,553.6	$2,747.7	$617.2	$596.8	$588.9	$117.1	$160.7	$195.3

(9) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are noted below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

	Sales For the Year Ended December 31,			and Equipment At December 31,	
	1999	2000	2001	2000	2001
United States	$1,263.2	$1,333.4	$1,464.6	$430.6	$463.1
Japan	266.2	309.4	284.8	6.0	5.2
Switzerland	13.2	14.7	16.2	4.9	4.1
Rest of World	858.4	896.1	982.1	171.9	171.4
Total	$2,401.0	$2,553.6	$2,747.7	$613.4	$643.8
Pharmaceutical	$ 779.6	$ 836.2	$ 927.8		
Surgical	1,160.1	1,263.9	1,357.7		
Contact lens care and other vision care	461.3	453.5	462.2		
Total	$2,401.0	$2,553.6	$2,747.7		

(10) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees are eligible to be considered for participation. A committee appointed by the Board of Directors administers the plan. Plan payments were $13.5 and $16.1 for 2000 and 2001, respectively. The plan's liability was $63.1 and $74.5 at December 31, 2000 and 2001, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

(11) Financial Instruments

At December 31, 2000 and 2001, the Company's financial instruments included cash, cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash, cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt is based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

December 31,	2000		2001	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Cash and cash equivalents	$912.0	$912.0	$1,140.5	$1,140.5
Investments:				
Marketable equity	5.6	5.6	4.8	4.8
Fixed income	48.7	48.7	57.1	57.1
Trade receivables, net	489.7	489.7	492.0	492.0
Accounts payable	98.2	98.2	108.6	108.6
Short term borrowings	1,064.2	1,064.2	805.5	805.5
Long term debt	745.6	763.3	726.8	832.0

Investment amounts include net unrealized holding losses (gains) of $6.9 and $(0.7) at December 31, 2000 and 2001, respectively. During 2001, an impairment loss on a marketable equity investment of $9.1 was recorded in other nonoperating expenses ($5.7 net of tax).

(12) Related Party Transactions

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 1999, 2000 and 2001 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	1999	2000	2001
Interest expense	$ 21.9	$ 49.9	$ 80.8
Interest income	$ 3.6	$ 28.2	$ 37.6

During June 1999, Nestlé contributed to the Company the debt that a subsidiary of the Company owed Nestlé. The book value of this debt, which was $234.8, was recorded as a capital contribution in 1999.

The Company had a minority interest in a finance company that was owned jointly with a Nestlé subsidiary. The investment was recorded using the equity method of accounting. During 2000, this investment was sold to a Nestlé subsidiary at book value for $76.4.

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.6 in 1999, 2000 and 2001.

At December 31, 1999, 2000 and 2001, certain employees of the Company participated in a Nestlé stock option plan. The Company uses the intrinsic-value method to account for the employee's participation in this plan. The impact of these options under the intrinsic-value method or the fair-value method is negligible.

Under the Nestlé stock option plan, the employee is granted options to purchase Nestlé common stock with an exercise price equal to the market value on the date of grant. The options have lives of five and seven years and vest after two and three years, respectively. The plan provides the employees with the option of taking cash for the intrinsic value or paying the exercise price and taking the stock of Nestlé. Since the participants have the option to take net settlement in cash, the plan has been treated as a variable plan under the intrinsic-value method.

A summary of the options is as follows:

	1999		2000		2001	
	Shares (Actual)	Weighted Average Exercise Price (Actual CHF)	Shares (Actual)	Weighted Average Exercise Price (Actual CHF)	Shares (Actual)	Weighted Average Exercise Price (Actual CHF)
Outstanding at beginning of year	19,980	155.9	24,660	175.8	12,810	258.8
Granted	4,680	260.9	4,290	281.9	4,300	343.2
Exercised	—	—	16,140	138.3	—	—
Outstanding at end of year	24,660	175.8	12,810	258.8	17,110	280.0
Options exercisable at end of year	16,140	138.3	3,840	230.3	8,520	247.1
Weighted average fair value of options granted during the year (Actual U.S.$)	$45.55		$49.51		$65.83	

The fair value of options granted was calculated using the Black Scholes option pricing model with the following assumptions, with respect to Nestlé: dividend yield of 1.6% in 1999 and 2000 and 1.2% in 2001; volatility of 22% in 1999 and 2000 and 24% in 2001; risk free interest rate of 4.6%, 6.5% and 4.9% in 1999, 2000 and 2001, respectively; and an expected term of five years.

(13) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was \$34.4, \$40.3 and \$45.4 in 1999, 2000 and 2001, respectively. The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The following table reconciles the changes in benefit obligations, fair value of plan assets, and funded status for the two-year period ending December 31, 2001:

	Pension benefits		Postretirement benefits	
	2000	2001	2000	2001
Change in benefit obligation				
Benefit obligation at beginning of year	$ 126.3	$ 154.4	$109.8	$120.3
Service cost	10.6	12.0	6.7	7.6
Interest cost	7.9	9.7	8.1	9.3
Amendments	0.9	—	—	—
Benefit paid	(4.5)	(5.7)	(2.2)	(3.4)
Actuarial (gain)/loss	14.2	13.8	(2.1)	(9.9)
Benefit obligation at end of year	154.4	184.2	120.3	123.9
Change in plan assets				
Fair value of plan assets at beginning of year	7.6	8.1	100.3	97.8
Actual return on plan assets	(1.2)	(1.2)	(0.3)	(7.2)
Employer contribution	6.2	11.6	—	—
Benefits paid	(4.5)	(5.7)	(2.2)	(3.4)
Fair value of plan assets at end of year	8.1	12.8	97.8	87.2
Reconciliation of Funded Status to Balance Sheet Liability				
Funded status	(146.3)	(171.4)	(22.5)	(36.7)
Unrecognized prior service cost	0.8	—	4.9	4.3
Unrecognized actuarial (gain)/loss	9.7	24.6	(5.7)	0.3
Net amount recognized in other long term liabilities	$(135.8)	$(146.8)	$(23.3)	$(32.1)
Weighted-average assumptions as of December 31,				
Discount rate	3.0-7.5%	3.0-7.3%	7.8%	7.5%
Expected return on plan assets	3.0%	3.0%	9.0%	9.0%
Rate of compensation increase	5.0%	6.25%	N/A	N/A

	Pension benefits			Postretirement benefits		
	1999	2000	2001	1999	2000	2001
Components of net periodic benefit cost						
Service cost	$10.2	$10.6	$12.0	$ 5.8	$ 6.7	$7.6
Interest cost	7.1	7.9	9.7	7.3	8.1	9.3
Expected return on assets	(0.2)	(0.2)	(0.2)	(0.8)	(6.5)	(8.6)
Prior service cost amortization	0.6	0.7	—	0.4	2.7	0.5
Recognized actuarial loss	0.6	4.0	0.2	—	—	—
Net periodic benefit cost	$18.3	$23.0	$21.7	$12.7	$11.0	$8.8

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 9.0% in 2001, declining to 4.5% in 2006 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 3.4	$ (2.7)
Effect on the postretirement benefit obligation	21.2	(17.1)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans as they are not material to the Company or to Nestlé. Accordingly these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 1999, 2000 and 2001 were $1.6, $1.6 and $2.6, respectively.

(14) Commitments and Contingencies

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company is a defendant in three separate cases which were initiated during the first half of 2001 whereby the plaintiff alleges that one of the Company's products infringes on their patents and trademark. The Company has denied infringement and asserted that the plaintiff's patent is invalid and unenforceable.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the final outcome of these contingencies are adequately covered by insurance and/or the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $21.5, $21.9 and $23.8 during 1999, 2000 and 2001, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year are as follows:

Year	Amount
2002	$ 22.0
2003	15.3
2004	12.7
2005	10.9
2006	7.5
Thereafter	34.5
Total minimum lease payments	$102.9

(15) Exit Activities

In 1998, the Company announced the closure of its manufacturing facility in Puerto Rico. As a result of this decision, the Company accrued in 1998 certain severance costs for approximately 300 affected employees based on the statutory requirements for severance. The facility was sold in December 2000. Virtually all of the severance costs were paid in 2000.

In 1999, the Company announced the closure of a manufacturing facility in St. Louis, which resulted in the accrual of severance costs for approximately 60 employees in 1999. These costs were paid in 2000. The severance expense is included in cost of goods sold in the consolidated statement of earnings.

Prior to the purchase of Summit in July 2000, the Company began assessing and formulating a plan to exit the leased facility which represented Summit's corporate headquarters. These actions resulted in the accrual of severance for approximately 180 employees and other costs, as well as lease payments on the vacated facility as of the acquisition date which was recorded as part of the purchase price of Summit. During the first half of 2001, the closure of this facility was completed and severance payments were made. The remaining lease costs will be paid out over the remaining lease term through 2005.

	Employee Termination Benefits	Other Exit Costs	Total
Balance, December 31, 1998	$ 6.1	$ —	$ 6.1
Accrued	1.3	—	1.3
Spending	—	—	—
Balance, December 31, 1999	7.4	—	7.4
Accrued	—	—	—
Summit acquisition	10.5	2.8	13.3
Spending	(11.2)	—	(11.2)
Balance, December 31, 2000	6.7	2.8	9.5
Accrued	—	—	—
Spending	(6.7)	(0.2)	(6.9)
Balance, December 31, 2001	$ —	$ 2.6	$ 2.6

The exit cost accrual is included in other current liabilities in the accompanying consolidated balance sheets.

(16) Unaudited Quarterly Information

Three Months Ended	2001			
(in millions)	March 31	June 30	September 30	December 31
Sales	$655	$746	$676	$671
Cost of goods sold	185	219	195	199
Selling, general and administrative	223	250	242	239
Research and development	65	72	72	81
Amortization of intangibles	30	29	29	29
Operating income	152	176	138	123
Gain (loss) from foreign currency, net	(1)	9	(9)	(4)
Interest income	16	13	13	5
Interest expense	(29)	(30)	(26)	(23)
Other, net	—	—	—	(9)
Earnings before income taxes	138	168	116	92
Income taxes	53	65	45	35
Net earnings	$ 85	$103	$ 71	$ 57

Our quarterly sales trends reflect the seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

Corporate Information

Alcon, Inc. Corporate Headquarters
Bösch 69
CH-6331 Hünenberg
Switzerland
+41 (41) 785 88 88

Alcon U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Website
www.alconinc.com

Common Stock
The Company's common stock is listed on the NYSE under the ticker symbol ACL.

Investor Relations
Vice President of Investor Relations
6201 South Freeway
Fort Worth, Texas 76134
(800) 400-8599

Auditors and Group Auditors
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zurich
Switzerland
+41 (1) 249 31 31
www.kpmg.com

Special Auditors
Zensor Auditing Ltd.
Metallstrasse 9
CH-6300 Zug
Switzerland
+41 (41) 711 77 04

Transfer Agent and Registrar
The Bank of New York
620 Avenue of the Americas
New York, New York 10011
www.stockbny.com
www.adrbny.com

